SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2008

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SEMI-ANNUAL REPORT
(From January 1, 2008 to June 30, 2008)
THIS IS A SUMMARY OF THE SEMI-ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

2

Contents

I.	Overview
II.	Business
III.	Financial Information
IV.	Auditor’s Opinion
V.	Management Structure
VI.	Shares
VII.	Employees
VIII.	Transactions with Related Parties
IX.	Other Relevant Matters

Attachment: Korean GAAP Non-consolidated Financial Statements

I.	OVERVIEW

1.	Purpose of SK Telecom Co., Ltd. (the “Company”)
Business Objectives
1.	Information and communication business

2.	Handset sales and lease business

3.	New media business

4.	Advertisement business

5.	Communication sales business

6.	Personal property and real property lease business

7.	Research and technology development related to Clause 1 through 4

8.	Overseas business and trading business related to Clause 1 through 4

9.	Manufacturing and distribution business related to Clause 1 through 4

10.	Tourism

11.	Electronic financial business

12.	Motion picture business (production, importation, distribution, screening)

13.	Any business or undertaking incidental or conducive to the attainment of the objects above

2.	Company History
A.	Changes Since Incorporation
(1)	Date of Incorporation
—	March 29, 1984 (date of shareholders’ meeting for the incorporation): Incorporated as Korea Mobile Communications Service Co., Ltd.
(Authorized capital: Won 500 million / Paid-in capital: Won 250 million)
(2)	Location of Headquarters
—	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

—	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

—	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

—	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

—	11, Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)
B.	Mergers
(1)	Target: Shinsegi Communication Co., Ltd.
—	Date: January 13, 2002

—	Registration: January 16, 2002
(2)	Target: SK IMT Co., Ltd.
—	Date: May 1, 2003

—	Registration: May 7, 2003
C.	Significant Recent Business Events
(1)	Incorporation and capitalization of “SK Marketing & Company” (provisional name, may be subject to change)

Pursuant to a board resolution passed on March 28, 2008, for the purpose of increasing its marketing competitiveness and to provide a new area of growth, the Company, together with SK Energy Co., Ltd., incorporated “SK Marketing & Company” (provisional name), a corporation specializing in marketing.

The Company and SK Energy Co., Ltd. each invested Won 19 billion in “SK Marketing & Company” (provisional name), and each have an equal equity stake in that company.

(2)	Interim Dividend

On July 28, 2006, the Company’s board of directors passed a resolution to pay an interim dividend as follows:
	Dividend amount: Cash dividend amount per share of Won 1,000 (Total Dividend Amount: Won 72,793,003,000)

‚	A Market dividend rate: 0.53%

ƒ	Record date: June 30, 2008

„	Dividend payment date: within 20 days of such board resolution

3.	Information Regarding Shares
A.	Total number of shares

(As of June 30, 2008)			(Unit: shares)
	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of issuable shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,085,235	—	8,085,235	—
1. Capital reduction	—	—	—	—
2. Share cancellation	8,085,235	—	8,085,235	—
3. Redeemed shares	—	—	—	—
4. Others	—	—	—	—
IV. Total number of shares (II-III)	81,193,711	—	81,193,711	—
V. Number of treasury shares	8,400,708	—	8,400,708	—
VI. Number of shares outstanding (IV-V)	72,793,003	—	72,793,003	—

B.	Capital Stock and Price per Share

(As of June 30, 2008)					(Unit: Won, shares)
		Capital (total face value)			Price per share
		Capital amount		Total amount		Capital/	Capital/
		in financial	Total number of	of distributed	Par value	Total number of	Number of distributed
		statements	issued shares	shares	per share	issued shares	shares
Classification	Type	(a)	(IV of A×b)	(VI of A×b )	(b)	(a / IV of A.)	(a / VI of A.)
Registered	Common shares	44,639,473,000	40,596,855,500	36,396,501,500	500	549.8	613.2
Total		44,639,473,000	40,596,855,500	36,396,501,500	500	549.8	613.2
C.	Acquisition and Disposition of Treasury Shares

(1)	Status of Acquisition and Disposition of Treasury Shares

		Amount at the			Retirement	Amount at the end of
Acquisition method	Type of share	beginning of period	Acquisition (+)	Disposition (-)	(-)	period
Direct acquisition pursuant to Article 189-2 (1) of the relevant Act	Common share	4,644,354	—	208,326	4,436,028	—
	Preferred share	—	—	—	—	—
Direct acquisition based on causes other than those stipulated in Article 189-2 (1) of the relevant Act	Common share	77,970	—	—	77,970	—
	Preferred share	—	—	—	—	—
Sub-total	Common share	4,722,324	—	208,326	4,513,998	—
	Preferred share	—	—	—	—	—
Indirect acquisition through trust and other agreements	Common share	3,886,710	—	—	3,886,710	—
	Preferred share	—	—	—	—	—
Total	Common share	8,609,034	—	208,326	8,400,708	—
	Preferred share	—	—	—	—	—

Notes:

* Of the 4,513,998 shares of treasury shares directly acquired based on causes other than those provided in Article 189-2 (1) of the relevant Act, 1,317,494 shares were deposited with the Korea Securities Depository as of June 30, 2008 for any exchange of the Company’s overseas exchangeable bonds.

D.	Employee Stock Ownership Program

(1)	Transactions with the Employee Stock Ownership Program
—	The Company lent funds to the Employee Stock Ownership Program to finance purchases of the Company’s stock by employees, and the Employee Stock Ownership Program re-lent the amount to the Company’s employees in accordance with its internal allotment standards.

			(Unit: in thousands of Won)
Classification	Loan Date	Amount	Repayment Condition	Remarks
5th	1999.08.23	118,577,755	8-year installment repayment plan following a three-year grace period	—
8th(1)	2007.12.23	31,017,044	5-year installment repayment plan following a two-year grace period	—
8th(2)	2008.01.23	29,676,039	5-year installment repayment plan following a two-year grace period	—
—	The loan is deducted from wages for each individual to repay the Employee Stock Ownership Program, and is subsequently repaid to the company.

(As of June 30, 2008)			(Unit: in thousands of Won)
		Amount
Classification	Initial Loan	Repayment Amount	Accumulated Repayment Amount	Balance
5th	118,577,754	957,170	115,732,680	2,845,075
8th(1)	31,017,043	1,232,703	1,232,703	59,460,380
8th(2)	29,676,039
Total	179,270,838	2,189,873	116,965,383	62,305,455
(2)	Voting Rights of the Employee Stock Ownership Program
—	During a designated period, to be 7 days or longer, each individual member of the Program may exercise his voting rights by expressing his intention on the shareholders’ meeting agenda through a written power of attorney to a designated proxy.
(3)	Shareholdings of the Employee Stock Ownership Program
—	As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stock in separate individual accounts within the program once the number of shares for each individual member is determined.

			(Unit: shares)
	Account		Balance at the	Balance at the end
Classification	classification	Types of share	beginning of period	of period
5th	Member Account	Common share	139,338	130,253
8th(1)			171,871	372,525
8th(2)			208,326
	Total		519,535	502,778

4.	Status of Voting Rights

(As of June 30, 2008)			(Unit: shares)
Classification		Number of shares	Remarks
Total outstanding shares (A)	Common share	81,193,711	—
	Preferred share	—
Number of shares without voting rights (B)	Common share	8,400,708	Treasury shares
	Preferred share	—
Shares with restricted voting rights under the Stock Exchange Act and other laws (C)	Common share	—	—
Shares with reestablished voting rights (D)	—	—	—
The number of shares with exercisable voting rights (E = A - B - C + D)	Common share	72,793,003	—
	Preferred share	—

5.	Dividends and Others

(Unit: in millions of Won except per share value)
		As of and for the	As of and for the	As of and for the
		six months ended	year ended	year ended
Classification		June 30, 2008	December 31, 2007	December 31, 2006
Par value per share		500	500	500
Current net income		680,895	1,642,451	1,446,598
Net income per share		9,358	22,607	19,734
Income available for distribution as dividend		682,011	1,603,828	1,574,716
Total cash dividend		—	682,379	582,386
Total stock dividend		—	—	—
Percentage of cash dividend to available income (%)		—	41.6	40.3
Cash dividend yield ratio (%)	Common share	—	3.8	3.6
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share	Common share	1,000	9,400	8,000
	Preferred share	—	—	—
Stock dividend per share	Common share	—	—	—
	Preferred share	—	—	—

II.	BUSINESS
1.	Business Summary

A.	Industry Status

(1)	Characteristics of the Industry
     As of June 30, 2008, the number of domestic mobile phone subscribers reached approximately 45 million and with a 92.7% penetration rate, and the Korean mobile communication market can be considered to have reached its maturation stage. However, considering the number of European countries with penetration rates exceeding 90%, additional future growth of the domestic market may be possible.
     The Korean mobile communications market continues to improve with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets that enables the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite DMB, digital home services and other related contents.
(2)	Industry Growth

					(Unit: 1,000 persons)
			As of December 31,
		As of June 30,
Classification		2008	2007	2006	2005	2004
Penetration rate (%)		92.7	89.8	83.2	79.4	75.9
Number of subscribers	SK Telecom	22,744	21,968	20,271	19,530	18,783
	Others (KTF, LGT)	22,239	21,530	19,926	18,812	17,803
	Total	44,983	43,498	40,197	38,342	36,586
(Data: Ministry of Information and Communication website)
(3)	Market Characteristics
     The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Korea’s mobile communication market penetration continues to grow, reflecting increased usage of mobile communications services by elementary school and pre-school children. Although demand has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

B.	Company Status

(1)	Market Share

*	Historical market share of the Company

			(Unit: %)
	As of June 30,
Classification	2008	2007	2006
Mobile phone	50.6	50.5	50.7
*	Comparative market share

			(Unit: %)
	As of June 30, 2008
Classification	SK Telecom	KTF	LG Telecom
Market share	50.6	31.5	17.9
(Data: Ministry of Information and Communication website)
(2)	New Business Contents and Prospects
N/A

2.	Major Products
A.	Status of Major Products as of December 31, 2007

(Unit: in millions of Won, %)
Business field	Sales type	Item	Major trademarks	Sales amount (ratio)
Information and communication	Services	Mobile phone	June, NATE and others	5,358,918 (92.9%)
		Others	Others	409,364 (7.1%)
B.	Price Trend of Major Products

				(Unit: Won)
Item		As of June 30, 2008	As of June 30, 2007	As of June 30, 2006
Mobile phone (Based on standard call charge)	Basic fee (per month)	13,000	13,000	13,000
	Service fee (per 10 seconds)	20	20	20

3.	Investment Status
A.	Investments in Progress
(Unit: in 100 millions of Won)

						Amount
		Investment	Subject of		Total	already	Future
Business field	Classification	period	investment	Investment effect	investments	invested*	investment
Network/Common	Upgrade/New installation	2008	Network, systems and others	Capacity increase and quality improvement; systems improvement	17.500	6,054	11,446

*	Reflects aggregate investment amount through the first half of 2008
B.	Future Investment Plan
					(Unit: in 100 millions of Won)
			Expected investment for each
	Expected investment amount*		year
Business field	Asset type	Amount	2008	2009	Investment effect
Network/Common	Network, systems and others	17,500	17,500	N/A	Upgrades to the existing services and provision of new services
Total		17,500	17,500	N/A	—

*	The expected investment amount of Won 1,750.0 billion is the planned investment amount for 2008.

4.	Derivative Products and Others
A.	Derivatives Contracts

(1)	FX Swap
a)	Purpose of Contracts: Currency Exchange or Interest Rate Risk Hedging

b)	Contract Terms

—	Income/loss on valuation on the following currency swaps were calculated using cash flow hedge accounting:

(As of June 30, 2008)				(Unit: in millions of Won)
Contract	Contract	Contract	Due		Income/loss
amount	party	date	date	Proceeds payment method	on valuation
US$ 125 million	Citibank	March 23, 2004	April 1, 2011	Exchange on the date immediately preceding the principal and interest payment date	(20,496)
US$ 125 million	Credit Suisse	March 23, 2004	April 1, 2011	Same as above	(20,432)

(As of June 30, 2008)				(Unit: in millions of Won)
Contract	Contract	Contract	Due		Income/loss
amount	party	date	date	Proceeds payment method	on valuation
US$ 50 million	BNP Paribas	March 23, 2004	April 1, 2011	Same as above	(8,189)
US$ 100 million	Calyon	October 10, 2006	October 10, 2013	Exchange on the date of the principal and interest payment date	7,182
JPY 9,100 million	SMBC	November 13, 2007	November 13, 2012	Same as above	19,544
JPY 3,400 million	HSBC	November 13, 2007	November 13, 2012	Same as above	5,351
—	Income/loss on valuation on the following currency swap was calculated using fair value hedge accounting:

(As of June 30, 2008)					(Unit: in millions of Won)
Contract	Contract	Contract	Due		Income/loss
amount	party	date	date	Proceeds payment method	on valuation
HKD 10,941 million	8 Banks including Hana Bank	September 16, 2007	September 16, 2008	Payment of HK Dollars and receipt of Korean Won on September 16, 2008	(12,646)

—	Income/loss on valuation on the following currency swaps were calculated using sales accounting:

(As of June 30, 2008)					(Unit: in millions of Won)
					Income
		Contract	Due		on
Contract amount	Contract party	date	date	Proceeds payment method	valuation
US$ 100 million	Credit Suisse	May 27, 2004	May 27, 2009	Exchange before principal payment date	(11,882)
US$ 150 million	Morgan Stanley	July 20, 2007	July 20, 2017	Same as above	21,953
US$ 150 million	Merrill Lynch	July 20, 2007	July 20, 2017	Same as above	22,337
US$ 100 million	Barclays Capitals	July 20, 2007	July 20, 2017	Same as above	14,877

(2)	Interest Rate Swap
a)	Purpose of Contracts: Interest Rate Risk Hedging

b)	Contract Terms

—	Income/loss on valuation on the following interest rate swap was calculated using cash flow hedge accounting:

(As of June 30, 2008)				(Unit: in millions of Won)
Income/loss
		Contract	Due		on
Contract amount	Contract party	date	date	Proceeds payment method	valuation
200 Billion Won	Shinhan Bank	June 28, 2006	June 29, 2010	Fixing of interest payment date / exchange of floating interest rate	3,104

5.	R&D Investments

(Unit: in thousands of Won)
		For the six	For the	For the
		months ended	year ended	year ended
	Category	June 30, 2008	December 31, 2007	December 31, 2006	Remarks
	Raw material	41,408	96,217	184,969	—
	Labor	20,892,244	39,388,760	33,986,701	—
	Depreciation	64,450,275	129,208,262	134,461,257	—
	Commissioned service	41,820,956	90,363,645	83,751,223	—
	Others	14,306,240	37,609,969	35,680,197	—
	Total R&D costs	141,511,123	296,666,853	288,064,347	—
Accounting	Sales and administrative expenses	139,216,506	288,519,863	277,807,352	—
	Development expenses (Intangible assets)	2,294,617	8,146,990	10,256,995	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)		2.45%	2.63%	2.70%	—

6.	Other Matters
A.	External Fund Procurement Summary

*	Domestic procurement

	(Unit: in millions of Won)
	Beginning	New	Reduction from
Source of procurement	balance	procurement	repayment	Ending balance	Remarks
Bank	200,000	—	—	200,000	—
Insurance company	—	—	—	—	—
Merchant banking	—	—	—	—	—
Loan specialty financial company	—	—	—	—	—
Mutual savings bank	—	—	—	—	—
Other financial institutions	1,642	—	1,642	—	—
Total procurement from financial institutions	201,642	—	1,642	200,000	—
Corporate bond (public offering)	1,704,166	418,557	300,000	1,822,723	Exchange rate adjustment
Corporate bond (private offering)	—	—	—	—	—
Paid-in capital increase (public offering)	—	—	—	—	—
Paid-in capital increase (private offering)	—	—	—	—	—
Asset-backed securitization (public offering)	—	—	—	—	—
Asset-backed securitization (private offering)	—	—	—	—	—
Others	—	300,000	—	300,000	—
Total procurement from capital market	1,704,166	718,557	300,000	2,122,723	—
Borrowings from shareholder, officer and affiliated company	—	—	—	—	—
Others	—	—	—	—	—
Total	1,905,808	718,557	301,642	2,322,723	—

*	Overseas procurement

	(Unit: in millions of Won)
			Reduction in
	Beginning	New	repayment and	Ending
Procurement source	balance	procurement	others	balance	Remarks
Financial institutions	93,820	10,520	—	104,340	Exchange rate adjustment
Overseas securities (Corporate bonds)	656,740	73,640	—	730,380	Exchange rate adjustment
Overseas securities (shares and others)	268,415	—	—	268,415	—
Asset-backed securitization	—	—	—	—	—
Others	—	—	—	—	—
Total	1,018,975	84,160	—	1,103,135	—
B.	Credit Ratings

(1)	Corporate Bonds

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
June 13, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 21, 2006	Corporate bond	AAA	Korea Ratings	Regular valuation
June 22, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
September 1, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
October 27, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
October 27, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
May 29, 2007	Corporate bond	AAA	Korea Ratings	Regular valuation
June 14, 2007	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 27, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
November 5, 2007	Corporate bond	AAA	Korea Ratings	Current valuation
November 5, 2007	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
November 5, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
Feb.20, 2008	Corporate bond	AAA	Korea Ratings	Current valuation

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
Feb.21, 2008	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
Feb. 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular valuation
June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
June 30, 2008	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation

*	Rating definition: “AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(2)	Commercial Paper (“CP”)

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
January 3, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
January 4, 2006	CP	A1	Korea Ratings	Regular valuation
June 13, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 21, 2006	CP	A1	Korea Ratings	Current valuation
June 22, 2006	CP	A1	Korea Investors Service, Inc.	Current valuation
September 1, 2006	CP	A1	Korea Ratings	Regular valuation
December 27, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
December 27, 2006	CP	A1	Korea Investors Service, Inc.	Regular valuation
May 29, 2007	CP	A1	Korea Ratings	Current valuation
June 14, 2007	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 27, 2007	CP	A1	Korea Investors Service, Inc.	Current valuation
November 5, 2007	CP	A1	Korea Ratings	Regular valuation
November 5, 2007	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
November 5, 2007	CP	A1	Korea Investors Service, Inc.	Regular valuation
June 3, 2008	CP	A1	Korea Ratings	Current valuation
June 16, 2008	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current valuation

*	Rating definition: “A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(3)	International Credit Ratings

		Credit rating	Credit rating company
Date of credit rating	Subject of valuation	of securities	(Credit rating range)	Evaluation type
July 9, 2007	Global Bonds	A	Fitch (England)	Current valuation
July 9, 2007	Global Bonds	A2	Moody’s (U.S.A.)	Current valuation
July 9, 2007	Global Bonds	A	S&P (U.S.A.)	Current valuation

III.	FINANCIAL INFORMATION

1.	Summary Financial Statements (Non Consolidated)

	(Unit: in millions of Won)
	As of and for the
	six months ended	As of and for the year ended December 31,
Classification	June 30, 2008	2007	2006	2005	2004
Current assets	3,768,829	4,094,059	4,189,325	4,172,485	3,854,345
— Quick assets	3,752,936	4,075,378	4,172,887	4,166,500	3,843,384
— Inventory	15,893	18,681	16,438	5,985	10,961
Fixed assets	14,200,309	14,038,451	11,624,728	10,349,191	10,166,360
— Investments	6,246,555	5,940,045	3,547,942	2,366,760	2,112,488
— Tangible assets	4,475,675	4,594,413	4,418,112	4,595,884	4,605,253
— Intangible assets	3,022,319	3,174,942	3,405,158	3,386,547	3,448,619
— Other non-current assets	455,760	329,051	253,516	—	—
Total assets	17,969,138	18,132,510	15,814,053	14,521,676	14,020,705
Current liabilities	3,358,030	2,484,548	2,985,620	2,747,268	2,859,711
Fixed liabilities	3,702,858	4,221,016	3,522,006	3,516,528	4,033,902
Total liabilities	7,060,888	6,705,564	6,507,626	6,263,796	6,893,613
Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	2,893,072	2,923,921	2,962,699	2,966,198	2,983,166
Capital adjustment	(-)1,998,452	(-)2,041,578	(-)2,019,568	(-)2,022,817	(-)2,057,422
Accumulated comprehensive income	991,942	1,594,099	473,904	—	—
Retained earnings	8,977,048	8,905,865	7,844,753	7,269,861	6,156,708
Total capital	10,908,250	11,426,946	9,306,427	8,257,881	7,127,091
Sales	5,768,282	11,285,900	10,650,952	10,161,129	9,703,681
Operation income	1,086,943	2,171,543	2,584,370	2,653,570	2,359,581
Ordinary income	946,285	2,307,785	2,021,643	2,554,613	2,115,778
Current net income	680,895	1,642,451	1,446,598	1,871,380	1,494,852

*	See the attached Korean GAAP Non-consolidated Financial Statements.

IV.	AUDITOR’S OPINION

1.	Auditor

Six months ended	Year ended December	Year ended December	Year ended December
June 30, 2008	31, 2007	31, 2006	31, 2005
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

2.	Audit Opinion

Term	Auditor’s opinion	Issues noted
Six months ended June 30, 2008	Appropriate	—
Six months ended June 30, 2007	Appropriate	—
Year ended December 31, 2007	Appropriate	—
Year ended December 31, 2006	Appropriate	—

3.	Remuneration for Independent non-executive Auditors for the Past Three Fiscal Years
A.	Audit Contracts

	(Unit: in thousands of Won)
Term	Auditors	Contents	Fee	Total hours
Six months ended June 30, 2008	Deloitte Anjin LLC	Semi-annual review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	1,053,000	11,346
Year ended December 31, 2007	Deloitte Anjin LLC	Semi-annual review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	1,066,318	11,468
Year ended December 31, 2006	Deloitte Anjin LLC	Semi-annual review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	656,000	7,637

B.	Non-Audit Services Contract with External Auditors

	(Unit: in thousands of Won)
Term	Contract date	Service provided	Service period	Fee
Six months ended 2008	November 20, 2007	Set up services for agency tax manual	60 days	48,000
	March 3, 2008	Tax adjustment for fiscal year 2007	10 days	33,000
	May 15, 2008	Tax consulting	5 days	7,500
	June 24, 2008	Foreign tax consulting re indirect taxes	4 days	6,000
Year ended December 31, 2007	March 20, 2007	Tax adjustment for fiscal year 2006	10 days	30,000
	September 28, 2007	Tax consulting for denial of deductions for corporate income tax	1 day	2,000
	September 28, 2007	Review of deferred corporate income tax for 1Q and 2Q	6 days	10,000
	September 28, 2007	Tax consulting	5 days	9,000
	December 31, 2007	Review of deferred corporate income tax for 3Q	2 days	5,000
	December 31, 2007	Tax consulting	3 days	3,000
Year ended December 31, 2006	January 1, 2006	Tax consulting service for fiscal year 2006	25 days	20,000
	February 7, 2006	Tax training for employees of authorized exclusive dealers	50 days	45,000
	March 31, 2006	Tax adjustment for fiscal year 2005	7 days	27,000
	April 30, 2006	Tax consulting	7 days	45,000
	July 26, 2006	Financial consulting	7 days	40,000
	October 13, 2006	Evaluation of and preparation of recommendations for improvement of subsidiaries’ financial system infrastructure	10 days	49,500
	November 13, 2006	Preparation of responses to the U.S. SEC’s comments on the Company’s Form 20-F for 2005	10 days	25,500

V.	MANAGEMENT STRUCTURE

1.	Summary of Management Structure
A.	Board of Directors

(1)	Authority of the Board of Directors
a)	Authority of the board of directors under Article 7 of the Regulations of the Board of Directors
—	Convocation of shareholders’ meeting and submission of agenda

—	Prior approval of financial statements

—	Decisions on issuance of new shares

—	Long-term borrowings, issuance of corporate bonds and redemptions

—	Capital transfer of reserves

—	Election of CEO and representatives

—	Appointment of executive directors

—	Establishment, transfer or closure of branches

—	Enactment of and revision to the Regulations for the Board of Directors

—	Annual business plan and budgeting

—	Approval of investments of Won 50 billion or greater or investments that become Won 50 billion or greater through planned budget increases

—	Planned budget increases and changes for investments or Won 50 billion or greater.

—	Investments and joint ventures of Won 50 billion or greater. For new investments and joint ventures of Won 30 billion or above.

—	Establishment of subsidiaries

—	Guarantees of Won 50 billion or greater

—	Transactions undertaken with related parties equal to or above the lesser of an amount equivalent to 10% of capital or Won 10 billion, and any material changes to such transactions in accordance with the Anti-trust Law and Fair Trade Act; provided, majority approval of outside directors is required. Prior approval of outside directors as required by Article 45-2 of the Articles of Incorporations is deemed to be obtained, if there is majority approval by outside directors.

—	Investment by the Company or any of its subsidiaries in foreign corporations or entities, or other foreign assets, equal to or greater than the amount equivalent to 5% of the Company’s equity capital according to its latest balance sheet; provided, majority approval of outside directors is required. Prior approval of outside directors as required by Article 45-2 of the Articles of Incorporations is deemed to be obtained, if there is majority approval by outside directors.

—	Enactment of and amendment to the Internal Trading Procedures

—	Other matters considered necessary by the Board of Directors and those requiring Board of Directors’ approval under applicable laws
b)	Reporting items under Article 7.2 of the Regulations of the Board of Directors

—	The representative director must report the following to the Board of Directors within two months after the date of occurrence:
•	Results for the six months ended June 30 of each year

•	Execution of investments between Won 5 billion and Won 50 billion

•	New investments and joint ventures under Won 50 billion

•	Acquisition of non-operational fixed assets

•	Disposition of fixed assets of Won 50 billion or above

•	Matters related to guarantees of under Won 50 billion

•	Internal trading not subject to approval by the Board of Directors

•	Matters delegated to the representative director that the Board of Directors requires to be reported
(2)	Publication of Information on Director Candidates Prior to the Shareholders’ Meeting for the Election of Directors and Shareholders’ Nomination
a)	On February 22, 2008, in the notice of the annual general meeting of shareholders, information on Shin Bae Kim, Young Ho Park, Rak Yong Uhm, Jay Young Chung, Jae Ho Cho, candidates for the Board of Directors, was publicly disclosed.

b)	There was no nomination by the shareholders.
(3)	Significant Activities of the Board of Directors

Meeting	Date	Agenda		Approval
289th (the first meeting of 2008)	January 31, 2008	—	Financial statements for the year ended December 31, 2007	Approved as proposed
		—	Annual business report for the year ended December 31, 2007	Approved as proposed
		—	Establishment of Corporate for Convergence Business in USA	Approved as proposed
290th (the second meeting of 2008)	February 19, 2008	—	Convocation of the 24th General Meeting of Shareholders	Approved as proposed
		—	Issuance of Corporate Bond	Approved as proposed
291st (the third meeting of 2008)	March 14, 2008	—	Election of the representative director	Approved as proposed
		—	Election of committee members	Approved as proposed
292nd (the fourth meeting of 2008)	March 28, 2008	—	Proposal to incorporate “SK Marketing & Company” (provisional name)	Approved as proposed
		—	Proposal to amend internal regulations	Approved as proposed
		—	Proposal to participate in capital increase in Cyworld China (Holdings) Limited	Approved as proposed

Meeting	Date	Agenda		Approval
293rd (the fifth meeting of 2008)	May 30, 2008	—	Proposal to nominate a candidate for the Independent Non-executive Director Nomination Committee	Approved as proposed
		—	Proposal to create Corporate Citizenship Committee and nominate its candidates	Amended and approved
		—	Proposal to enter into a contract with TU Media Co., Ltd. regarding satellite utilization fees	Approved as proposed
294th (the sixth meeting of 2008)	June 11, 2008	—	Proposal to sell a stake in SK C&C Co., Ltd.	Approved as proposed
295th (the seventh meeting of 2008)	July 18, 2008	—	Proposal for investment in a Beijing office building	Approved as proposed
		—	Proposal for investment in Beijing U-City business	Approved as proposed
		—	Proposal for interim dividend	Approved as proposed
		—	Proposal for asset management transaction with affiliated company (SK Securities)	Approved as proposed
		—	Proposal for long-term loan	Approved as proposed

(4)	Committee Structure and Activities of the Board of Directors
a)	Independent Non-executive Director Nomination Committee
—	Organization

(As of July 18, 2008)
Members
Number of Persons	Company Directors	Independent Non-executive Directors
4	Shin Bae Kim, Sung Min Ha	Rak Yong Uhm, Jae Ho Cho

*	The Independent Non-executive Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation.
—	Activities

			D.S. Shim	H.J. Lim
			(100%)*	(100%)*
Date	Details	Approval	Vote
Feb. 19 2008	— 24th General Meeting of Shareholders: Nomination of Independent Non-executive Director Candidates: Rak Yong Uhm, Jay Young Chung, Jae Ho Cho	Approved	For	For

*	Participation Rate for the Board of Directors’ Meetings

			R.Y. Uhm	J.H. Cho
			(100%)*	(100%)*
Date	Details	Approval	Vote
July 18, 2008	— Proposal to nominate the Head of Committee	Approved	For	For
b)	Compensation Review Committee
—	Organization

(As of March 14, 2008)
Members
Number of Persons	Company Directors	Independent Non-executive Directors
5 persons	—	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

—	Activities

			Y.W. Kim	D.S. Shim	H.J. Lim	R.Y. Uhm	J.Y. Chung	J.H. Cho
			(100%)	(100%)	(100%)	(100%)	(100%)	(100%)
Date	Details	Approval	Vote
Mar. 27, 2008	— Appointment of Representative Director of the Committee	Approved	For	For	For	For	For	For
Apr. 25, 2008	— Discussion of Committee operation methods	—	Resigned	—	—	—	—	—
c)	Capex Review Committee
—	Organization

(As of March 14, 2008)
Members
Number of Persons	Company Directors	Independent Non-executive Directors
5 persons	Young Ho Park, Sung Min Ha	Rak Yong Uhm, Dal Sup Shim, Jay Young Chung

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.
—	Activities

			R.Y. Uhm	D.S. Shim	J.Y. Chung
			(100%)	(100%)	(100%)
Date	Details	Approval	Vote
Apr. 26, 2007	— Appointment of Representative Director of the Committee	Approved	For	For	For
d)	Corporate Citizenship Committee
—	Organization

(As of May 30, 2008)
Members
Number of Persons	Company Directors	Independent Non-executive Directors
5 persons	Young Ho Park, Sung Min Ha	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.
e)	Audit Committee: See “B. Audit System” below.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation.
B.	Audit System

(1)	Establishment and Organization of the Audit Committee

a)	The Audit Committee is composed of three or more directors. However, independent non-executive directors must account for 2/3 or more, and the members are elected by the resolution of the Board of Directors each year.

b)	The Audit Committee is convened when deemed necessary by the chairman or is requested by two or more of the committee members.

c)	The quorum for resolution is majority attendance with majority consent of the attending members.
(2)	Authority of the Audit Committee
Includes authority to inquire on the subsidiary companies, right to investigate the business operations and asset conditions, and right to request for a business status report pursuant to the Audit Committee Regulations.
(3)	Members of the Audit Committee
Audit Committee Members are directors Dal Sup Shim, Hyun Chin Lim and Jae Ho Cho.

(4)	Major Activities of the Audit Committee

Meeting	Date	Agenda		Approval	Remarks
The first meeting of 2008	January 31, 2008	—	Audit Report on Internal Monitoring System	Approved as proposed	—
		—	2007 Management Audit Results and 2008 Management Audit Plan	—
		—	Financial statements for 24th Fiscal Year	—
		—	Business Report for 24th Fiscal Year	—
		—	2008 Transactions Plan with SK C&C Co., Ltd.	—
		—	Evaluation of internal accounting controls	—
The second meeting of 2008	February 18, 2008	—	Results Reports on Review of Internal Accounting Management System	—	—
		—	Reports on 2007 K-GAAP Audit	—
		—	Auditor’s Report for Fiscal Year 2007	Approved as proposed
		—	Evaluation of Internal Accounting Management System Operation	Approved as proposed
		—	Plans for Issuance of Corporate Bonds	—
The third meeting of 2008	March 27, 2008	—	Proposal to nominate the Head of Committee	Approved as proposed	—
		—	Proposal for 2008 2Q transaction with SK C&C Co., Ltd.	Approved as proposed
		—	Planning for amendment to internal accounting rules	—
The fourth meeting of 2008	May 29, 2008	—	Proposal for construction of mobile phone facilities for 2008	Approved as proposed	—
		—	Proposal for purchase of mobile phone relay device for 2008	Approved as proposed
		—	Proposal for entering into an agency agreement with SK Marketing & Company for 2008	Approved as proposed
		—	Proposal for entering into B2B agreement with TU Media Co., Ltd.	Approved as proposed
		—	Proposal to set auditor fees for 2008	Approved as proposed
		—	Proposal for renewal of service contract with auditor for 2008	Approved as proposed
		—	Planning of fiscal year 2008 audit	—
The fifth meeting of 2008	June 11, 2008	—	Proposal for 2008 3Q transactions with SK C&C Co., Ltd.	Approved as proposed	—
The sixth meeting of 2008	June 26, 2008	—	Report on results for fiscal year 2008 US GAAP Audit	—	—
The seventh meeting of 2008	July 17, 2008	—	Interim closing of accounts for six months ended 2008
		—	Planning of interim dividends	—	—
		—	Planning of asset management transaction with affiliated company (SK Securities)

C.	Exercise of Voting Rights by the Shareholders

(1)	Use of the Cumulative Voting System
a)	Pursuant to the Articles of Incorporation, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

b)	Articles of Incorporation
—	Article 32 (3) (Election of Directors): Cumulative voting under Article 382-2 of the Commercial Code will not be applied for the election of directors.

—	Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation): Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.
(2)	Use of Written or Electronic Voting System
N/A
(3)	Minority Shareholder Rights
N/A
D.	Compensation of Officers and Others
(1)	Compensation of Directors (including Independent Non-executive Directors) and Members of the Audit Committee

	(Unit: in millions of Won)
		Total amount
		approved by the
	Total	Meeting of	Average payment
Classification	payment	Shareholders	per person	Remarks
Company directors	3,916	12,000	979	—
Independent non-executive directors	325		46	Including members of the Audit Committee
(2)	Granting and Exercise of Stock Options
N/A

VI.	SHARES

1.	Distribution of Shares
A.	Shareholdings of Major Shareholders and other Related Parties

(As of June 30, 2008)								(Unit: shares, %)
			Number of shares owned (equity rate)
			Beginning		Increase	Decrease	Ending		Cause
		Types of	Number of	Ownership	Number	Number of	Number of	Ownership	of
Name	Relationship	shares	shares	ratio	of shares	shares	shares	ratio	change
SK Corporation	Parent company	Common stock	17,663,127	21.75	1,085,325	—	18,748,452	23.09	—
Tae Won Choi	Officer of affiliated company	Common stock	100	0.00	—	—	100	0.00	—
Shin Bae Kim	Director	Common stock	1,270	0.00	—	—	1,270	0.00	—
Bang Hyung Lee	Director	Common stock	400	0.00	—	—	400	0.00	—
Sung Min Ha	Director	Common stock	738	0.00	—	—	738	0.00	—
Total		Common stock	17,665,635	21.75	1,085,325	770	18,750,960	23.09	—
		Preferred stock	0	0	—	—	0	0
		Total	17,665,635	21.75	1,085,325	770	18,750,960	23.09

Largest shareholder: SK Corporation	Number of related parties: 4 persons
B.	Shareholders with More than 5% Shareholding

(As of June 30, 2008)						(Unit: shares, %)
		Common share		Preferred share		Sub-total
		Number of	Ownership	Number of	Ownership	Number of	Ownership
Rank	Name (title)	shares	ratio	shares	ratio	shares	ratio
1	Citibank ADR	24,321,893	29.96	—	—	24,321,893	29.96
2	SK Corporation	18,748,452	23.09	—	—	18,748,452	23.09
3	SK Telecom	8,400,708	10.35	—	—	8,400,708	10.35
Total		51,471,053	63.40	—	—	51,471,053	63.40

C.	Shareholder Distribution

(As of December 31, 2007)
	Number of		Number of
Classification	shareholders	Ratio (%)	shares	Ratio (%)	Remarks
Total minority shareholders	23,320	99.93	25,811,059	31.79	—
Minority shareholders (corporate)	1,186	5.08	11,674,791	14.37	—
Minority shareholders (individual)	22,134	94.85	14,136,268	17.41	—
Largest shareholder	8	0.03	18,751,210	23.09	—
Major shareholders	—	—	—	—	—
Other shareholders	8	0.03	36,631,442	45.12	—
Other shareholders (corporate)	6	0.03	11,493,465	14.16	—
Other shareholders (individual)	2	0.00	25,137,977	30.96	—
Total	23,336	100.00	81,193,711	100.00	—

2.	Share Price and Trading Volume in the Last Six Months
A.	Domestic Securities Market

(Unit: Won, shares)
Types		June 2008	May 2008	April 2008	March 2008	Feb. 2008	Jan. 2008
Common share	Highest	201,500	212,000	203,000	189,000	208,000	232,000
	Lowest	180,000	201,500	182,000	178,500	189,000	202,000
Monthly transaction volume		4,990,649	4,105,415	7,309,851	5,634,006	7,839,829	7,121,823
B.	Overseas Securities Market

New York Stock Exchange					(Unit: US$, ADRs)
Types		June 2008	May 2008	April 2008	March 2008	Feb. 2008	Jan. 2008
Depository receipt	Highest	22.24	23.47	22.60	22.17	24.50	27.96
	Lowest	20.67	22.13	21.47	19.90	22.40	23.63
Monthly transaction volume		19,036,416	22,555,764	29,211,514	33,940,940	41,948,620	45,630,627

VII.	EMPLOYEES

(As of June 30, 2008)			(Unit: persons, in millions of Won)
Classification	Number of employees				Average service year	Total half year wage	Average wage per person	Remarks
	Office managerial positions	Production positions	Others	Total
Male	3,905	—	—	3,905	10.8	123,564	32	—
Female	602	—	—	602	8.9	15,285	25	—
Total	4,507	—	—	4,507	10.6	138,849	31	—

VIII.	TRANSACTIONS WITH RELATED PARTIES
1.	Transactions with the Largest Shareholder

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of June 30, 2008)							(Unit: in millions of Won)
		Account	Change details				Accrued
Name (Corporate name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
SK Wyverns	Affiliated company	Long-term and short-term loans	4,132	—	—	4,132	185	—
B.	Equity Investments

(As of June 30, 2008)						(Unit: in millions of Won)
		Details
Name (Corporate name)	Relationship	Types of Investment	Beginning	Increase	Decrease	Ending	Note
Hanaro Telecom	Affiliated company	Common share	116,525	1,093,104	—	1,209,629	—
SKT U.S.A. Holdings	Affiliated company	Common share	336,625	58,145	—	394,770	—
SK M&C	Affiliated company	Common share	—	190,000	—	190,000	—
TU Media	Affiliated company	Common share	96,979	55,000	—	151,979	—
SK Telecom (CHINA) Holding Co., Ltd.	Affiliated company	Common share	19,070	3,031	—	22,101	—
TR Entertainment	Affiliated company	Common share	—	10,635	—	10,635	—
Cyworld China (Holdings) Ltd.	Affiliated company	Common share	—	10,272	—	10,272	—
SKT Holdings America Inc.	Affiliated company	Common share	4,050	7,867	—	11,917	—
Wave City	Affiliated company	Common share	—	1,967	—	1,967	—
Magic Grid	Affiliated company	Common share	—	7,929	—	7,929	—
OK Cashbag Service	Affiliated company	Common share	316	—	316	—	—
	Total		573,565	1,437,950	316	2,011,199	—

2.	Transactions with Shareholders (excluding the largest shareholder and others), Officers, Employees and other Interested Parties
A.	Provisional Payment and Loans (including loans on marketable securities)

*	Agents

							(Unit: in millions of Won)
		Account		Change details			Accrued
Name (Corporate name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Hong Eun and others	Agency	Long-term and short-term loans	114,959	117,817	55,240	177,536	—	—
*	Overseas investment companies

							(Unit: in millions of Won)
		Account		Change details			Accrued
Name (Corporate name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
DSS Mobile Com. (India)	Overseas Investment company	Long-term loans	18,887	—	—	18,887	—	Payment guarantee
B.	Equity Investments

					(Unit: in millions of Won)
		Details
Name (Corporate name)	Relationship	Types of Investment	Beginning	Increase	Decrease	Ending	Remarks
Mobinex. Inc.	—	Common share	—	1,894	—	1,894	—
Dreamer-i	—	Common share	—	4,499	—	4,499	—
Alereon. Inc.	—	Common share	—	3,060	—	3,060	—
Benex Digital Contents	—	—	—	5,000	—	5,000	—
Translink Capital	—	—	798	688	—	1,486	—
SGI Investment	—	—	1,172	356	—	1,528	—
Century-on IT Investment	—	—	1,930	—	1,930	—	—
Total			3,900	15,497	1,930	17,467	—

IX.	OTHER RELEVANT MATTERS

1.	Developments in the Items mentioned in prior Reports on Important Business Matters
A.	Status and Progress of Major Management Events

Date of Disclosure	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Cho Heung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value	1. 2. 3. 4.	On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).
On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
As of December 31, 2007, the balance of specified monetary trust for treasury shares was Won 982 billion.

2.	Summary Minutes of the Shareholders’ Meeting

Date	Agenda	Resolution
23rd Fiscal Year Meeting of Shareholders (March 9, 2007)	1. Approval of the financial statements for the year ended December 31, 2006
2. Remuneration limit for Directors
3. Election of Directors
    — Election of executive directors
	— Election of independent non-executive directors as Audit Committee members	Approved (Cash dividend, Won 7,000 per share) Approved (Won 12 billion) Approved (Jung Nam Cho, Sung Min Ha) Approved (Dal Sup Shim)

24rth Fiscal Year Meeting of Shareholders (March 14, 2008)	1. Approval of the financial statements for the year ended December 31, 2007
2. Amendment to Articles of incorporation
3. Remuneration limit for Directors
4. Election of Directors
    — Election of executive directors
    — Election of independent non-executive
         directors
    — Election of independent non-executive
	directors as Audit Committee members	Approved (Cash dividend, Won 8,400 per share) Approved Approved (Won 12 billion) Approved (Shin Bae Kim, Young Ho Park) Approved (Rak Yong Uhm, Jay Young Chung) Approved (Jae Ho Cho)

3.	Contingent Liabilities
A.	Material Legal Proceedings

(1)	Action for Monetary Damages
a)	Parties to the litigation: G.Mate Inc. (plaintiff) vs. the Company (defendant)

b)	Overview: G.Mate alleged that the Company had engaged G.Mate to develop and deliver certain PDA units, but that the Company subsequently refused to take delivery of such units. G.Mate sought approximately Won 4 billion in damages.

c)	Progress: An initial mediation process, which was requested by G.Mate, was terminated in January 2007 and a lawsuit is currently pending before the Seoul Central District Court. On April 13, 2007, seven creditors of G.Mate, including DNF Consulting Co., Ltd., requested intervenient participation as successors to part of the claim. A second appraisal is in process.

d)	Impact on business: In the event that the case is decided against the Company, there is a risk that the Company will be obligated to pay up to Won 4 billion in damages. However, the actual results of the litigation and actual impact on impact on the Company’s operations and finances may differ depending on future events.
(2)	Action for Monetary Damages
a)	Parties to the litigation: Misook Peon, et al. (plaintiffs, eight in total) vs. the Company (defendant)

b)	Overview: The plaintiffs, who use the Company’s mobile telephone services, alleged that the reason a large wireless internet surcharge was imposed on them was because the Company violated its duty to clearly explain contractual provisions. The plaintiffs are seeking damages.

c)	Progress: On October 4, 2007, the trial court awarded the plaintiffs a total of Won 3,707,479 in damages. The Company appealed, and the case is currently pending before the Seoul Central District Court.

d)	Impact on business: In the event that the case is decided against the Company, there is a risk that the National Council of the Green Consumers Network in Korea will bring an additional lawsuit based on this decision by recruiting other plaintiffs. However, the actual results of the litigation and actual impact on impact on the Company’s operations and finances may differ depending on future events.
(3)	Action for Monetary Damages
a)	Parties to the litigation: KT Corporation (plaintiff) vs. the Company (defendant)

b)	Overview: KT Corporation alleged that the Company unreasonably delayed KT Corporation’s request for connection to MSC/HLR, and sought damages for the extra connection fees incurred.

c)	Progress: The plaintiff brought an action against the Company in May 2008 and the lawsuit is currently pending.

d)	Impact on business: In the event that the case is decided against the Company, there is a risk that the Company will be obligated to pay up to Won 44.2 billion in damages. However, the actual results of the litigation and actual impact on impact on the Company’s operations and finances may differ depending on future events.
(4)	Actions for the Cancellation of Key Communication Business Licenses and Allotment of Satellite DMB Frequency
a)	Parties to the litigation: Korea Multinet (plaintiff) vs. MIC (defendant, the Company is participating in the action on behalf of MIC)

b)	Overview: Korea Multinet brought an administrative action against MIC to cancel the Company’s key communication business licenses and the allotment of the Company’s satellite DMB frequency.

c)	Progress: The Seoul Administrative Court dismissed the claim in July 2006, and Korea Multinet has appealed to the Seoul Appellate Court where the lawsuit is currently pending.

d)	Impact on business: The Company plans to continue to support the MIC in this action. The actual results of the litigation and actual impact on impact on the Company’s operations and finances may differ depending on future events.
(5)	Action for Monetary Damages and Patent Infringement
a)	Parties to the litigation: Keun Woo Lee (plaintiff) vs. the Company (defendant)

b)	Overview: The plaintiff is the owner of the patent rights to certain webpage searching and advertisement technologies using registration numbers on the Internet. The plaintiff claims that the Company’s ‘PAGE +’ service (a service that enables customers to connect to websites with certain numbers) infringed upon his patent rights. The plaintiff is seeking Won 500 million in damages and discontinuation of the ‘PAGE+’ service.

c)	Progress: The plaintiff commenced a lawsuit on April 11, 2008 and the lawsuit is currently pending.
(6)	Action for Monetary Damages and Patent Infringement
a)	Parties to the litigation: Yong Sang Kim (plaintiff) vs. the Company (defendant)

b)	Overview: The plaintiff is the owner of the patent rights to a certain caller status notification system and service method. The plaintiff claims that the Company’s ‘Safe Kids’, ‘Safe Ting’ and “Safe Family’ services (services that provide a caller’s location for safety purposes) infringed upon his patent rights. The plaintiff is seeking Won 100 million in damages and discontinuation of the said services.

c)	Progress: The plaintiff commenced a lawsuit on April 24, 2008 and the lawsuit is currently pending.

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS
ENDED JUNE 30, 2008 AND 2007
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have reviewed the accompanying non-consolidated balance sheet of SK Telecom Co., Ltd. (the “Company”) as of June 30, 2008, the related non-consolidated statements of income for the three months and six months ended June 30, 2008 and 2007, and non-consolidated statements of changes in stockholders’ equity and cash flows for six months ended June 30, 2008 and 2007, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2007, and the related non-consolidated statements of income, appropriations of retained earnings, changes in stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated January 31, 2008, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2007, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet, except for the effects of the adjustments described in Note 2 (b) to the non-consolidated financial statements.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2(a). Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.
Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
July 25, 2008
Notice to Readers
This report is effective as of July 25, 2008, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the accountants’ review report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
June 30, 2008 AND DECEMBER 31, 2007

	Korean won				Translation into U.S. dollars
	June 30,		December 31,		June 30,	December 31,
	2008		2007		2008	2007
	(In millions)				(In thousands)
ASSETS
CURRENT ASSETS :
Cash and cash equivalents (Note 12)	~~W~~	395,967	~~W~~	575,646	$378,264	$549,910
Short-term financial instruments (Note 19)		77,464		79,360	74,001	75,812
Short-term investment securities (Note 3)		461,852		733,769	441,204	700,964
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~56,772 million as of June 30, 2008 and ~~W~~59,581 million as of December 31, 2007 (Notes 12 and 21)		1,560,418		1,620,334	1,490,655	1,547,893
Short-term loans, net of allowance for doubtful accounts of ~~W~~1,203 million as of June 30, 2008 and ~~W~~753 million as of December 31, 2007 (Notes 5 and 21)		119,114		74,532	113,789	71,200
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~23,310 million as of June 30, 2008 and ~~W~~23,253 million as of December 31, 2007 (Notes 12 and 21)		976,707		855,062	933,041	816,834
Inventories (Note 2)		15,893		18,681	15,182	17,846
Prepaid expenses		92,607		94,080	88,467	89,874
Current deferred income tax assets, net (Note 16)		43,263		29,688	41,329	28,361
Accrued income and other		25,544		12,907	24,402	12,330

Total Current Assets		3,768,829		4,094,059	3,600,334	3,911,024

NON-CURRENT ASSETS :
Property and equipment, net (Notes 6, 11, 20 and 21)		4,475,675		4,594,413	4,275,578	4,389,007
Intangible assets, net (Notes 7 and 11)		3,022,319		3,174,942	2,887,198	3,032,998
Long-term financial instruments (Note 19)		19		10,019	18	9,571
Long-term investment securities (Note 3)		4,035,834		5,041,393	3,855,401	4,816,004
Equity securities accounted for using the equity method (Notes 2 and 4)		2,210,702		888,633	2,111,867	848,904
Long-term loans, net of allowance for doubtful accounts of ~~W~~24,112 million as of June 30, 2008 and ~~W~~23,783 million as of December 31, 2007 (Notes 5 and 21)		121,297		76,642	115,874	73,216
Guarantee deposits (Notes 12 and 21)		132,243		122,209	126,331	116,745
Long-term currency swap (Note 23)		91,244		13,057	87,165	12,473
Long-term interest rate swap (Note 23)		3,104		3,170	2,965	3,028
Long-term deposits and other		107,872		113,973	103,049	108,878

Total Non-Current Assets		14,200,309		14,038,451	13,565,446	13,410,824

TOTAL ASSETS	~~W~~	17,969,138	~~W~~	18,132,510	$17,165,780	$17,321,848

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
June 30, 2008 AND DECEMBER 31, 2007

	Korean won				Translation into U.S. dollars
	June 30,		December 31,		June 30,	December 31,
	2008		2007		2008	2007
	(In millions)				(In thousands)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES :
Short-term borrowings	~~W~~	300,000	~~W~~	—	$286,588	$—
Accounts payable (Notes 12 and 21)		942,877		1,112,659	900,723	1,062,915
Income taxes payable		346,903		314,830	331,394	300,755
Accrued expenses (Note 22)		560,652		374,058	535,587	357,335
Withholdings		308,397		222,653	294,609	212,699
Current portion of long-term debt, net (Notes 8 and 11)		698,791		410,575	667,550	392,219
Current portion of subscription deposits (Note 10)		7,314		7,540	6,987	7,203
Currency swap (Note 23)		180,232		12,646	172,174	12,081
Advanced receipts and other		12,864		29,587	12,289	28,264

Total Current Liabilities		3,358,030		2,484,548	3,207,901	2,373,471

NON-CURRENT LIABILITIES :
Bonds payable, net (Note 8)		2,192,485		2,281,160	2,094,464	2,179,175
Long-term borrowings (Note 9)		304,340		293,820	290,734	280,684
Subscription deposits (Note 10)		4,929		6,426	4,709	6,139
Long-term payables — other, net of present value discount of ~~W~~19,518 million as of June 30, 2008 and ~~W~~27,886 million as of December 31, 2007		300,482		422,114	287,048	403,242
Accrued severance indemnities, net		33,712		22,150	32,205	21,160
Non-current deferred income tax liabilities, net (Note 16)		779,415		1,044,690	744,569	997,984
Long-term currency swap (Note 23)		49,117		110,911	46,921	105,952
Guarantee deposits received and other (Notes 21 and 22)		38,378		39,745	36,662	37,968

Total Non-Current Liabilities		3,702,858		4,221,016	3,537,312	4,032,304

Total Liabilities		7,060,888		6,705,564	6,745,213	6,405,775

STOCKHOLDERS’ EQUITY :
Capital stock (Notes 1 and 13)		44,639		44,639	42,643	42,643
Capital surplus (Notes 8 and 13)		2,893,072		2,923,921	2,763,729	2,793,199
Capital adjustments :
Treasury stock (Notes 1 and 15)		(1,992,082)		(2,041,483)	(1,903,021)	(1,950,213)
Loss on disposal of treasury stock (Note 15)		(6,370)		(95)	(6,085)	(91)
Accumulated other comprehensive income (loss) (Note 17):
Unrealized gains on valuation of long-term investment securities, net (Notes 3 and 16)		1,127,274		1,626,689	1,076,876	1,553,964
Equity in other comprehensive loss of affiliates, net (Notes 2, 4 and 16)		(129,102)		(23,072)	(123,330)	(22,041)
Loss on valuation of currency swap, net (Notes 16 and 23)		(8,479)		(11,816)	(8,100)	(11,288)
Gain on valuation of interest swap, net (Notes 16 and 23)		2,250		2,298	2,149	2,195
Retained earnings (Note 14) :
Appropriated		8,295,037		7,335,037	7,924,185	7,007,105
Unappropriated		682,011		1,570,828	651,521	1,500,600

Total Stockholders’ Equity		10,908,250		11,426,946	10,420,567	10,916,073

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	17,969,138	~~W~~	18,132,510	$17,165,780	$17,321,848

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Korean won								Translation into U.S. dollars
	2008				2007				2008		2007
	Three months		Six months		Three months		Six months		Three months	Six months	Three months	Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30	ended June 30	ended June 30	ended June 30
	(In millions except for per share data)								(In thousands except for per share data)
OPERATING REVENUE (Note 21)	~~W~~	2,931,263	~~W~~	5,768,282	~~W~~	2,842,592	~~W~~	5,554,323	$2,800,213	$5,510,395	$2,715,506	$5,306,002

OPERATING EXPENSES (Note 21):
Labor cost		(71,727)		(236,311)		(63,880)		(221,217)	(68,520)	(225,746)	(61,024)	(211,327)
Commissions paid		(1,186,779)		(2,235,820)		(990,862)		(1,868,924)	(1,133,721)	(2,135,862)	(946,563)	(1,785,369)
Depreciation and amortization (Notes 6 and 7)		(403,084)		(783,723)		(410,232)		(771,933)	(385,063)	(748,685)	(391,891)	(737,422)
Network interconnection		(262,362)		(506,406)		(254,428)		(487,698)	(250,632)	(483,766)	(243,053)	(465,894)
Leased line		(99,918)		(199,831)		(98,475)		(196,263)	(95,451)	(190,897)	(94,072)	(187,489)
Advertising		(75,782)		(127,788)		(76,474)		(127,427)	(72,394)	(122,075)	(73,055)	(121,730)
Research and development		(50,507)		(103,322)		(47,216)		(98,394)	(48,249)	(98,703)	(45,105)	(93,995)
Rent		(56,407)		(109,907)		(50,428)		(96,742)	(53,885)	(104,993)	(48,173)	(92,417)
Frequency usage		(40,540)		(81,417)		(40,303)		(81,323)	(38,728)	(77,777)	(38,501)	(77,687)
Repair		(38,856)		(73,358)		(39,424)		(69,989)	(37,119)	(70,078)	(37,661)	(66,860)
Cost of goods sold		(16,834)		(38,032)		(16,187)		(26,951)	(16,081)	(36,332)	(15,463)	(25,746)
Other		(95,516)		(185,424)		(92,454)		(183,249)	(91,246)	(177,133)	(88,323)	(175,055)

Sub-total		(2,398,312)		(4,681,339)		(2,180,363)		(4,230,110)	(2,291,089)	(4,472,047)	(2,082,884)	(4,040,991)

OPERATING INCOME		532,951		1,086,943		662,229		1,324,213	509,124	1,038,348	632,622	1,265,011

OTHER INCOME:
Interest income (Note 3)		14,321		40,484		18,057		34,828	13,681	38,674	17,250	33,271
Dividends		—		45,868		—		14,893	—	43,817	—	14,227
Commissions (Note 21)		3,415		8,370		9,940		22,888	3,262	7,996	9,496	21,865
Foreign exchange and translation gains		72,336		173,169		222		328	69,102	165,427	212	313
Equity in earnings of affiliates (Note 4)		12,133		21,939		11,616		16,295	11,591	20,958	11,097	15,566
Reversal of allowance for doubtful accounts		1,520		138		36		439	1,452	132	34	419
Gain on disposal of investment assets		14,466		14,467		1,473		1,930	13,819	13,820	1,407	1,844
Gain on disposal of property and equipment and intangible assets		368		976		1,151		5,718	352	932	1,100	5,462
Gain on valuation of currency swap (Note 23)		44,744		63,095		10,027		—	42,744	60,274	9,579	—
Other		10,365		19,824		7,743		18,317	9,901	18,939	7,396	17,498

Sub-total		173,668		388,330		60,265		115,636	165,904	370,969	57,571	110,465

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Korean won								Translation into U.S. dollars
	2008				2007				2008				2007
	Three months		Six months		Three months		Six months		Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30
	(In millions except for per share data)								(In thousands except for per share data)
OTHER EXPENSES:
Interest and discounts	(~~W~~	59,835)	(~~W~~	115,605)	(~~W~~	53,892)	(~~W~~	108,411)		($57,160)		($110,437)		($51,483)		($103,564)
Donations		(18,499)		(29,421)		(9,281)		(27,576)		(17,672)		(28,106)		(8,866)		(26,343)
Foreign exchange and translation losses		(21,851)		(43,994)		(308)		(446)		(20,874)		(42,027)		(294)		(426)
Loss on valuation of short-term investment securities (Note 3)		(710)		(2,159)		—		—		(678)		(2,062)		—		—
Equity in losses of affiliates (Note 4)		(67,929)		(116,893)		(60,369)		(110,085)		(64,892)		(111,667)		(57,670)		(105,163)
Impairment loss on investment securities		—		—		(2,350)		(2,350)		—		—		(2,245)		(2,245)
Loss on disposal of investment assets		(126)		(6,002)		(6)		(9)		(120)		(5,734)		(6)		(9)
Loss on disposal of property, equipment and intangible assets		(17,065)		(18,054)		(12,502)		(13,778)		(16,302)		(17,247)		(11,943)		(13,162)
Loss on valuation of currency swap (Note 23)		(73,408)		(155,704)		—		(1,768)		(70,126)		(148,743)		—		(1,689)
External research and development cost		(17,947)		(35,895)		(20,420)		(38,187)		(17,145)		(34,290)		(19,507)		(36,480)
Other		(551)		(5,261)		(4,041)		(5,796)		(527)		(5,025)		(3,860)		(5,537)

Sub-total		(277,921)		(528,988)		(163,169)		(308,406)		(265,496)		(505,338)		(155,874)		(294,618)

INCOME BEFORE INCOME TAX		428,698		946,285		559,325		1,131,443		409,532		903,979		534,319		1,080,858

PROVISION FOR INCOME TAX (Note 16)		(130,688)		(265,390)		(156,051)		(331,859)		(124,845)		(253,525)		(149,074)		(317,022)

NET INCOME	~~W~~	298,010	~~W~~	680,895	~~W~~	403,274	~~W~~	799,584	~~W~~	284,687	~~W~~	650,454	~~W~~	385,245	~~W~~	763,836

NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 18)	~~W~~	4,094	~~W~~	9,357	~~W~~	5,550	~~W~~	11,003		$3,911		$8,939		$5,302		$10,511

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 18)	~~W~~	4,056	~~W~~	9,261	~~W~~	5,468	~~W~~	10,841		$3,875		$8,847		$5,224		$10,356

See accompanying notes to non-consolidated financial statements

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

							Accumulated
							other				Total
	Common		Capital		Capital		comprehensive		Retained		Stockholders’
	stock		surplus		adjustments		income		earnings		equity

(In millions of Korean won)
Balance, January 1, 2007	~~W~~	44,639	~~W~~	2,962,699	(~~W~~	2,019,568)	~~W~~	473,904	~~W~~	7,844,753	~~W~~	9,306,427
Cumulative effect of change in accounting policies (Notes 2 and 13)		—		(10,778)		—		239		—		(10,539)

Adjusted balance, January 1, 2007		44,639		2,951,921		(2,019,568)		474,143		7,844,753		9,295,888
Cash dividends		—		—		—		—		(508,672)		(508,672)
Net income		—		—		—		—		799,584		799,584
Stock options		—		3,246		(3,246)		—		—		—
Loss on disposal of treasury stock (Note 15)		—		—		337		—		—		337
Unrealized gain on valuation of long-term investment securities, net (Notes 3 and 16)		—		—		—		403,043		—		403,043
Equity in other comprehensive income changes of affiliates, net (Notes 2, 4 and 16)		—		—		—		136,122		—		136,122
Gain on valuation of currency swap, net (Notes 16 and 23)		—		—		—		3,204		—		3,204
Gain on valuation of interest swap, net (Notes 16 and 23)		—		—		—		1,457		—		1,457

Balance, June 30, 2007	~~W~~	44,639	~~W~~	2,955,167	(~~W~~	2,022,477)	~~W~~	1,017,969	~~W~~	8,135,665	~~W~~	10,130,963

Balance, January 1, 2008	~~W~~	44,639	~~W~~	2,939,353	(~~W~~	2,041,578)	~~W~~	1,589,206	~~W~~	8,905,865	~~W~~	11,437,485
Cumulative effect of change in accounting policies (Notes 2 and 13)		—		(15,432)		—		4,893		—		(10,539)

Adjusted balance, January 1, 2008		44,639		2,923,921		(2,041,578)		1,594,099		8,905,865		11,426,946
Cash dividends		—		—		—		—		(609,712)		(609,712)
Net income		—		—		—		—		680,895		680,895
Difference between the acquisition cost and the net book value incurred from the transactions between companies under common control (Notes 2 and 13)		—		(30,849)		—		—		—		(30,849)
Treasury stock (Note 15)		—		—		49,401		—		—		49,401
Loss on disposal of treasury stock (Note 15)		—		—		(6,275)		—		—		(6,275)
Unrealized loss on valuation of long-term investment securities, net (Notes 3 and 16)		—		—		—		(499,415)		—		(499,415)
Equity in other comprehensive loss changes of affiliates, net (Notes 2, 4 and 16)		—		—		—		(106,030)		—		(106,030)
Gain on valuation of currency swap, net (Notes 16 and 23)		—		—		—		3,337		—		3,337
Loss on valuation of interest swap, net (Notes 16 and 23)		—		—		—		(48)		—		(48)
Balance, June 30, 2008	~~W~~	44,639	~~W~~	2,893,072	(~~W~~	1,998,452)	~~W~~	991,943	~~W~~	8,977,048	~~W~~	10,908,250

(Continued)
SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

				Accumulated other		Total
	Common	Capital	Capital	comprehensive	Retained	Stockholders’
	stock	surplus	adjustments	income	earnings	equity

(In thousands of U.S. dollars)
Balance, January 1, 2007	$42,643	$2,830,244	($1,929,278)	$452,717	$7,494,032	$8,890,358
Cumulative effect of change in accounting policies (Notes 2 and 13)	—	(10,296)	—	228	—	(10,068)

Adjusted balance, January 1, 2007	42,643	2,819,948	(1,929,278)	452,945	7,494,032	8,880,290
Cash dividends	—	—	—	—	(485,930)	(485,930)
Net income	—	—	—	—	763,836	763,836
Stock options	—	3,101	(3,101)	—	—	—
Loss on disposal of treasury stock (Note 15)	—	—	322	—	—	322
Unrealized gain on valuation of long-term investment securities, net (Notes 3 and 16)	—	—	—	385,024	—	385,024
Equity in other comprehensive income changes of affiliates, net (Notes 2, 4 and 16)	—	—	—	130,036	—	130,036
Gain on valuation of currency swap, net (Notes 16 and 23)	—	—	—	3,061	—	3,061
Gain on valuation of interest swap, net (Notes 17 and 25)	—	—	—	1,392	—	1,392

Balance, June 30, 2007	$42,643	$2,823,049	($1,932,057)	$972,458	$7,771,938	$9,678,031

Balance, January 1, 2008	$42,643	$2,807,941	($1,950,304)	$1,518,156	$8,507,705	$10,926,141
Cumulative effect of change in accounting policies (Notes 2 and 13)	—	(14,742)	—	4,674	—	(10,068)

Adjusted balance, January 1, 2008	42,643	2,793,199	(1,950,304)	1,522,830	8,507,705	10,916,073
Cash dividends	—	—	—	—	(582,453)	(582,453)
Net income	—	—	—	—	650,454	650,454
Difference between the acquisition cost and the net book value incurred from the transactions between companies under common control (Note 13)	—	(29,470)	—	—	—	(29,470)
Treasury stock (Note 15)	—	—	47,192	—	—	47,192
Loss on disposal of treasury stock (Note 15)	—	—	(5,994)	—	—	(5,994)
Unrealized loss on valuation of long-term investment securities, net (Notes 3 and 16)	—	—	—	(477,088)	—	(477,088)
Equity in other comprehensive loss changes of affiliates, net (Notes 2, 4 and 16)	—	—	—	(101,289)	—	(101,289)
Gain on valuation of currency swap, net (Notes 16 and 23)	—	—	—	3,188	—	3,188
Loss on valuation of interest swap, net (Notes 16 and 23)	—	—	—	(46)	—	(46)

Balance, June 30, 2008	$42,643	$2,763,729	($1,909,106)	$947,595	$8,575,706	$10,420,567

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008	2007
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	~~W~~	680,895	~~W~~	799,584	$650,454	$763,836

Expenses not involving cash payments:
Provision for severance indemnities		19,961		17,181	19,069	16,413
Depreciation and amortization		848,173		833,321	810,253	796,065
Allowance for doubtful accounts		24,019		26,410	22,945	25,229
Foreign translation loss		41,716		108	39,851	103
Loss on valuation of short-term investment securities		2,159		—	2,062	—
Equity in losses of affiliates		116,893		110,085	111,667	105,163
Impairment loss on investment securities		—		2,350	—	2,245
Loss on disposal of investment assets		6,002		9	5,734	9
Loss on disposal of property, equipment and intangible assets		18,054		13,778	17,247	13,162
Loss on valuation of currency swap		155,704		1,768	148,743	1,689
Donations		126		—	120	—
Amortization of discounts on bonds and other		18,315		21,982	17,496	20,999

Sub-total		1,251,122		1,026,992	1,195,187	981,077

Income not involving cash receipts:
Foreign translation gain		(147,981)		(40)	(141,365)	(38)
Equity in earnings of affiliates		(21,939)		(16,295)	(20,958)	(15,566)
Gain on disposal of investment assets		(14,467)		(1,930)	(13,820)	(1,844)
Gain on disposal of property, equipment and intangible assets		(976)		(5,718)	(932)	(5,462)
Gain on valuation of currency swap		(63,095)		—	(60,274)	—
Other		(1,415)		(635)	(1,353)	(607)

Sub-total		(249,873)		(24,618)	(238,702)	(23,517)

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		40,644		51,462	38,827	49,161
Accounts receivable — other		(125,701)		252,010	(120,081)	240,743
Inventories		2,788		(4,070)	2,663	(3,888)
Prepaid expenses		46,548		30,457	44,467	29,095
Advanced payments and other		(12,627)		(5,176)	(12,062)	(4,945)
Accounts payable		(170,146)		(119,170)	(162,539)	(113,842)
Income tax payable		27,772		7,497	26,530	7,162
Accrued expenses		176,025		(6,996)	168,155	(6,683)
Withholdings		85,744		(76,453)	81,911	(73,035)
Current portion of subscription deposits		(226)		(6,854)	(216)	(6,548)
Advanced receipts and other		(7,792)		(11,218)	(7,443)	(10,715)
Deferred income taxes		(87,780)		(23,358)	(83,856)	(22,314)
Severance indemnities payments		(10,426)		(2,765)	(9,960)	(2,641)
Deposits for group severance indemnities and other deposits		1,697		714	1,621	682
Dividends received from affiliate		6,394		7,134	6,108	6,815

Sub-total		(27,086)		93,214	(25,875)	89,047

Net Cash Provided by Operating Activities		1,655,058		1,895,172	1,581,064	1,810,443

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008	2007
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term financial instruments	~~W~~	1,896	~~W~~	—	$1,811	$—
Decrease in long-term financial instruments		10,000		5	9,553	5
Decrease in short-term investment securities, net		270,495		—	258,402	—
Collection of short-term loans		116,412		51,708	111,207	49,396
Collection of long-term loans		2,237		—	2,137	—
Proceeds from sales of long-term investment securities		366,655		3,303	350,263	3,155
Proceeds from sales of equity securities accounted for using the equity method		1,739		900	1,661	860
Decrease in guarantee deposits		6,143		16,479	5,868	15,742
Decrease in other non-current assets		166,632		4,153	159,183	3,968
Proceeds from disposal of property and equipment		2,810		19,996	2,684	19,102
Proceeds from disposal of intangible assets		1		4,136	1	3,951

Sub-total		945,020		100,680	902,770	96,179

Cash outflows for investing activities :
Acquisition of short-term financial instruments		—		(25,704)	—	(24,555)
Acquisition of short-term investment securities, net		—		(59,750)	—	(57,079)
Extension of short-term loans		(117,817)		(46,433)	(112,550)	(44,357)
Extension of long-term loans		(90,848)		(62,103)	(86,786)	(59,327)
Acquisition of long-term investment securities		(10,513)		(356,448)	(10,043)	(340,512)
Acquisition of equity securities accounted for using the equity method		(1,442,951)		(53,918)	(1,378,440)	(51,507)
Increase in guarantee deposits and other		(220,803)		(40,506)	(210,931)	(38,695)
Acquisition of property and equipment		(584,930)		(698,023)	(558,779)	(666,816)
Increase in intangible assets		(11,568)		(12,999)	(11,051)	(12,418)

Sub-total		(2,479,430)		(1,355,884)	(2,368,580)	(1,295,266)

Net Cash Used in Investing Activities		(1,534,410)		(1,255,204)	(1,465,810)	(1,199,087)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Proceeds from short-term borrowings		300,000		—	286,588	—
Issuance of bonds		380,042		—	363,051	—
Increase in guarantee deposits received and other		8,230		3,736	7,862	3,569
Proceeds from disposal of treasury stock		42,246		—	40,357	—

Sub-total		730,518		3,736	697,858	3,569

Cash outflows for financing activities:
Repayment of current portion of long-term debts		(411,642)		(94,980)	(393,238)	(90,734)
Payment of dividends		(609,747)		(508,639)	(582,487)	(485,899)
Decrease in subscription deposits		(1,496)		(1,497)	(1,429)	(1,430)
Decrease in other non-current liabilities		(7,960)		(7,374)	(7,604)	(7,044)

Sub-total		(1,030,845)		(612,490)	(984,758)	(585,107)

Net Cash Used in Financing Activities		(300,327)		(608,754)	(286,900)	(581,538)

NET INCREASE IN CASH AND CASH EQUIVALENTS		(179,679)		31,214	(171,646)	29,818
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		575,646		241,100	549,910	230,321

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	395,967	~~W~~	272,314	$378,264	$260,139

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007

1.	GENERAL
SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of June 30, 2008, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)
SK Group	18,748,452	23.09
POSCO Corp.	2,341,569	2.88
Institutional investors and other minority shareholders	51,702,982	63.68
Treasury stock	8,400,708	10.35

	81,193,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The non-consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea, using the same accounting policies which were adopted in preparing the annual financial statements with the exception of item 2b below:
a.	Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~1,046.80 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended June 30, 2008. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that, or any other rate.

b.	Adoption of Amended Statements of Korea Accounting Standards (“SKAS”)

The amended SKAS No. 15 — “Investments in Associates” which is effective January 1, 2008, clarifies that parent company share of net income and net assets of investments in associates in the non-consolidated financial statements is required to agree to the parent’s proportional shares in the consolidated financial statements except in the case that the application of equity method to the subsidiaries is suspended when the carrying amount of the equity securities of subsidiaries is below zero.

In accordance with the adoption of the amended SKAS No. 15 — ”Investments in Associates”, the difference between the additional investments and the Company’s proportional shares of the investee’s net assets when the ownership increases (decreases) by additional acquisition (disposal) without losing the control over the subsidiaries is recorded as capital surplus, which had been recorded as accumulated other comprehensive income (loss) through end of 2007.

In addition, in the amended SKAS No.15 — “Investment in Associates”, it is applied retroactively. Therefore, the 2007 financial statements presented comparatively are restated, which results in the decrease in equity securities accounted for using the equity method, capital surplus, other comprehensive income of affiliates and other comprehensive loss of affiliates as of December 31, 2007 by ~~W~~10,539 million, ~~W~~15,432 million, ~~W~~7,824 million and ~~W~~12,717 million, respectively.

c.	Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities, supplies for sales promotion, and merchandise for e-commerce business are stated at the lower of cost or market value, with cost determined using the moving average method. The Company maintains perpetual inventory system, which is adjusted to physical inventory counts performed at year end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. There was no such loss for the three months and six months ended June 30, 2008 and 2007. The Company did not perform physical inventory count at June 30, 2008.

d.	Handset Subsidies

Effective April 1, 2008, the Telecommunication Business Act was revised to allow wireless carriers to provide handset subsidies to customers without any restrictions. As a result, the Company provides lump-sum handset subsidies to customers who agree to use the Company’s service for the predetermined service period and the subsidies are charged to commission paid as the related payment are made. In case the customers agree to use the Company’s service for the predetermined service period and purchase handsets on installment basis, the subsidies are paid every month over the installment period and the Company provides provision for handset subsidies estimated to be paid based on the historical experience (See Note 22).

3.	INVESTMENT SECURITIES
a.     Short-term Investment Securities

Short-term investment securities as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	June 30, 2008						December 31, 2007
	Acquisition				Carrying		Fair value and
	cost		Fair value		amount		carrying amount

Trading securities (Note a)	~~W~~	365,041	~~W~~	361,680	~~W~~	361,680	~~W~~	633,911
Current portion of long-term investment securities (Note b)		100,207		100,172		100,172		99,858

Total	~~W~~	465,248	~~W~~	461,852	~~W~~	461,852	~~W~~	733,769

(Note a)	The Company’s trading securities are all beneficiary certificates as of June 30, 2008, and the difference between the fair value and acquisition cost was recorded in other expenses as loss on valuation of short-term investment securities.

(Note b)	The difference between the fair value and acquisition cost are accounted for as accumulated other comprehensive income in gain (loss) on valuation of available for sale equity securities [see Note 3.b-(3)].
b.     Long-term Investment Securities

Long-term investment securities as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	June 30, 2008		December 31, 2007

Available-for-sale equity securities	~~W~~	4,028,926	~~W~~	4,675,021
Available-for-sale debt securities		107,080		466,230

Total		4,136,006		5,141,251
Less; current portion		(100,172)		(99,858)

Long-term portion	~~W~~	4,035,834	~~W~~	5,041,393

b-(1).    Available-for-sale Equity Securities
Available-for-sale equity securities as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	June 30, 2008							Carrying amount
	Number of	Percentage	Acquisition					June 30,		December 31,
	shares	(%)	cost		Fair value			2008		2007
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	6,431		~~W~~	6,431	~~W~~	8,629
hanarotelecom incorporated	—	—		—		—	(Note a)		—		116,525
KRTnet Corporation	234,150	4.4		1,171		2,119			2,119		2,470
POSCO	2,481,310	2.8		332,662		1,349,833			1,349,833		1,426,753
DAEA TI Co., Ltd. (Formerly Comas Interactive Co., Ltd.)	99,120	0.2		1,695		158			158		228
Extended Computing Environment Co., Ltd.	133,333	3.0		10		121			121		905
nTels Co., Ltd.	205,200	6.2		34		822			822		1,525
Qualcomm Inc.	55,805	0.1		2,756		2,584			2,584		2,060
China Unicom Ltd.	899,745,075	6.6		1,333,009		1,742,145	(Note b)		1,742,145		1,936,840

Sub-total				1,677,118		3,104,213			3,104,213		3,495,935

(Investments in non-listed companies)
LG Powercomm Co., Ltd.	6,000,000	5.0		240,243		89,422	(Note c)		89,422		89,422
SK C&C Co., Ltd.	6,000,000	30.0		501,651		775,050	(Note d)		775,050		1,037,604
Eonex Technologies Inc.	144,000	12.3		3,600	(Note e)				4,593		4,593
The Korea Economic Daily	2,585,069	13.8		13,964	(Note e)				13,964		13,964
Others				153,794	(Note e)				25,837		16,700

Sub-total				913,252					908,866		1,162,283

(Investments in funds)
Others				15,847	(note e)				15,847		16,803

Sub-total				15,847					15,847		16,803

Total			~~W~~	2,606,217				~~W~~	4,028,926	~~W~~	4,675,021

(Note a)	In the first quarter of 2008, the Company acquired additional 91,406,249 shares of hanarotelecom incorporated’s common stock which increased the Company’s ownership from 4.8% to 43.4%. As the Company’s ownership in such investees increased to more than 20% and the Company can exercise significant influence, the investment in common stock of hanarotelecom incorporated was reclassified to equity securities accounted for using the equity method from available-for-sale equity securities.

(Note b)	In accordance with the resolution of the Company’s board of directors on August 20, 2007, convertible bonds of China Unicom Ltd. were converted into common stock and reclassified to available-for sale equity securities from available-for-sale debt securities.

(Note c)	The Company recorded its investments in common stock of LG Powercomm Co., Ltd. at its fair value, which was estimated by assistance of an outside professional valuation company using the present value of expected future cash flows and the unrealized loss on valuation of investments amounting to ~~W~~109,345 million (net of tax effect of ~~W~~41,476 million) as of December 31, 2007 was recorded as accumulated other comprehensive loss. Based on the opinion of the outside professional valuation company, there was no significant change in LG Powercomm Co., Ltd.’s operation and financial results, which have an effect on the fair value of the common stock for the six months ended June 30, 2008. No additional unrealized loss or recovery on valuation of such investments was recorded accordingly.

(Note d)	The investment in common stock of SK C&C Co., Ltd. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during the three months ended December 31, 2007, as SK C&C Co., Ltd. became the ultimate parent company of the Company. The Company recorded its investments in common stock of SK C&C Co., Ltd. at its fair value, which was estimated with the assistance of an outside professional valuation company using the present value of expected future cash flows and the unrealized gain on valuation of investments totaling ~~W~~310,803 million (net of tax effect of ~~W~~117,891 million) and ~~W~~501,155 million (net of tax effect of ~~W~~190,093 million) as of June 30, 2008 and December 31, 2007, respectively.

(Note e)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investment in common stock of Eonex Technologies Inc. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during the year ended December 31, 2003, as the Company’s ownership in such investees decreased to less than 20% and the Company no longer exercises significant influence. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification. During the year ended December 31, 2007, the investment in common stock of Pantech Co., Ltd. was reclassified to available-for-sale equity securities from equity securities accounted for using the equity method as the Company no longer exercise significant influence over the investee as a result of Pantech’s 20 to 1 stock consolidation which resulted in the decrease in the Company’s ownership to 0.5% from 22.7%. In addition, the carrying amount of the investment as of June 30, 2008 is nil.

b-(2).    Available-for-sale Debt Securities
Available-for-sale debt securities as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

				Carrying amount
				June 30,		December 31,
	Maturity	Acquisition cost		2008		2007

Public bonds	(Note a)	~~W~~	51,316	~~W~~	51,299	~~W~~	51,341
Currency stabilization bonds	(Note b)		49,981		49,963		49,713
Closed beneficiary certificates (Note c)	October, 2009		4,750		4,818		4,787
Bond-type beneficiary certificates	(Note d)		350,000		—		359,389
Convertible bonds of Eonex Technologies, Inc. (Note e)	October, 2008		1,000		1,000		1,000

Total			457,047		107,080		466,230
Less: current portion			(100,207)		(100,172)		(99,858)

Long-term available-for-sale debt securities		~~W~~	356,840	~~W~~	6,908	~~W~~	366,372

The interest income incurred from available-for-sale debt securities for the six months ended June 30, 2008 and 2007, and for the three months ended June 30, 2008 and 2007 were ~~W~~2,756 million and ~~W~~2,352 million, ~~W~~1,336 million and ~~W~~1,077 million, respectively.

(Note a)	The maturities of public bonds as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

Maturity	June 30, 2008		December 31, 2007

Within one year	~~W~~	50,209	~~W~~	50,145
Within five years		1,090		1,196

	~~W~~	51,299	~~W~~	51,341

(Note b)	The maturities of currency stabilization bonds as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

Maturity	June 30, 2008		December 31, 2007

Within five years	~~W~~	49,963	~~W~~	49,713

(Note c)	Returns on the closed beneficiary certificates were accounted for as interest income.

(note d)	The maturities of bond-type beneficiary certificates as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

Maturity	June 30, 2008		December 31, 2007

Within five years	~~W~~	—	~~W~~	359,389

Bond-type beneficiary certificates (acquisition cost: KRW350,000 million) were all disposed for the three months ended June 30, 2008 and the Company recorded KRW 14,466 million as gain on disposal of investment assets.

(Note e)	On October 11, 2006, the Company purchased convertible bonds of Eonex Technologies, Inc. at face value of ~~W~~1,000 million. Such convertible bonds can be converted into 7,142 shares of common stock of Eonex Technologies, Inc. at ~~W~~140,000 per share during the period from April 1, 2007 to October 11, 2008. Unless either previously redeemed or converted, the notes are redeemable at 106% of the principal amount at maturity. If all such bonds are converted, the Company’s equity interest in Eonex Technologies, Inc. will increase to 12.9%.
b-(3).    Changes in Unrealized Gains (Losses) on Investments in Common Stock
The changes in unrealized gains (losses) on investments in common stock for the six months ended June 30, 2008 and 2007 are as follows (In millions of Korean won):

	For the six months ended June 30, 2008
					Transferred to
	Beginning		Increase		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Digital Chosunilbo Co., Ltd.	~~W~~	2,847	(~~W~~	2,197)	~~W~~	—	~~W~~	650
hanarotelecom incorporated		(5,152)		—		5,152		—
KRTnet Corporation		1,300		(352)		—		948
POSCO		1,094,091		(76,920)		—		1,017,171
DAEA TI Co., Ltd. (formerly Comas Interactive Co., Ltd.)		(1,466)		(71)		—		(1,537)
eXtended Computing Environment Co., Ltd.		895		(784)		—		111
nTels Co., Ltd.		1,490		(702)		—		788
Qualcomm Inc. Ltd.		(696)		523		—		(173)
China Unicom		599,012		(341,959)		—		257,053
SK C&C Co., Ltd.		691,248		(262,554)		—		428,694
LG Powercomm Co., Ltd.		(150,820)		—		—		(150,820)
Eonex Technologies Inc.		2,011		—		—		2,011
Public bonds		(205)		188		—		(17)
Currency stabilization bonds		(235)		217		—		(18)
Beneficiary certificates		9,389		—		(9,389)		—

Sub-total		2,243,709		(684,611)		(4,237)		1,554,861
Less tax effect		(617,020)		188,268		1,165		(427,587)

Total	~~W~~	1,626,689	(~~W~~	496,343)	(~~W~~	3,072)	~~W~~	1,127,274

	For the six months ended June 30, 2007
					Transferred to
	Beginning		Increase/		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Digital Chosunilbo Co., Ltd.	~~W~~	116	~~W~~	1,980	~~W~~	—	~~W~~	2,096
hanarotelecom incorporated		(33,096)		11,929		—		(21,167)
KRTnet Corporation		1,346		211		—		1,557
POSCO		434,063		333,736		—		767,799
DAEA TI Co., Ltd. (Formerly Comas Interactive Co., Ltd.)		(1,611)		51		—		(1,560)
Extended Computing Environment Co., Ltd.		866		(16)		—		850
LG Powercomm Co., Ltd.		(159,873)		—		—		(159,873)
Eonex Technologies Inc.		2,011		—		—		2,011
Currency stabilization bonds		12		(132)		—		(120)
Public bonds		(5)		(145)		—		(150)
Convertible bonds of China Unicom Ltd.		319,648		208,095		—		527,743
Beneficiary certificates		—		212		—		212

Sub-total		563,477		555,921		—		1,119,398
Less tax effect		(154,956)		(152,878)		—		(307,834)

Total	~~W~~	408,521	~~W~~	403,043	~~W~~	—	~~W~~	811,564

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD
Equity securities accounted for using the equity method of accounting as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	June 30, 2008							Carrying Amount
		Ownership
	Number	percentage	Acquisition		Net asset			June 30,		December 31,
	of shares	(%)	cost		value			2008		2007
hanarotelecom incorporated	102,451,249	43.4	~~W~~	1,209,629	~~W~~	644,465	(Note a)	~~W~~	1,202,574	~~W~~	—
SK Communications Co., Ltd.	28,029,945	64.8		175,441		142,615			154,843		149,850
SK Telink Co., Ltd.	943,997	90.8		5,296		103,843			103,843		97,136
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		—			—		—
Paxnet Co., Ltd.	5,590,452	59.7		26,563		14,576			30,132		30,237
Global Credit & Information Co., Ltd.	300,000	50.0		2,410		3,306			3,830		3,851
TU Media Corp.	28,538,064	44.2		151,980		20,115	(Note b)		20,115		5,527
Aircross Co., Ltd.	1,575,000	100.0		2,440		5,010			5,010		5,967
IHQ, Inc.	14,960,784	37.1		51,846		16,296			32,816		38,911
Ntreev Soft Co., Ltd.	2,064,970	66.7		33,120		7,062			7,954		13,220
Baba Club	—	—		—		—	(Note c)		—		1,733
Commerce Planet Co., Ltd.	26,396	100.0		14,344		4,289	(Note c)		7,800		6,266
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)	9,582,321	60.0		27,874		17,352			18,983		21,415
Harex Info Tech, Inc.	225,000	21.2		3,375		417			943		1,118
SK Mobile	—	42.5		10,322		3,272			3,272		3,272
SKT Vietnam PTE Ltd.	180,476,700	73.3		191,273		103,198			103,198		101,412
Skytel Co., Ltd.	1,756,400	26.4		2,159		7,744			7,744		7,797
SK China Company Ltd.	—	20.7		3,195		1,222			137		—
SK Telecom China Co., Ltd.	—	100.0		7,340		7,157			7,157		7,154
TR Entertainment	13,542,553	42.2		10,635		2,489	(Note d)		9,850		—
ULand Company Ltd.	14,100,100	70.1		17,511		4,881			8,997		5,290
SK Telecom USA Holdings, Inc.	1,000	100.0		394,770		48,696	(Note e)		48,696		63,023
SK Telecom International, Inc.	109	100.0		17,467		29,529			29,529		26,454
SK Telecom China Holding Co., Ltd.	—	100.0		22,101		25,655	(Note b)		25,655		19,070
SK USA, Inc.	49	49.0		3,184		3,140			3,140		3,140
Helio, LLC & Inc.	794,375	0.5		1,342		116			116		333
Korea IT Fund	190	63.3		190,000		213,901			213,901		210,568
Centurion IT Investment Association	—	—		—		—	(Note f)		—		2,463
1st Music Investment Fund of SK-PVC	1,385	69.3		6,925		5,607			5,607		5,607
2nd Music Investment Fund of SK-PVC	1,585	79.3		7,925		8,179			8,179		8,517
SK-KTB Music Investment Fund	297	74.3		14,850		12,490			12,490		13,367
IMM Cinema Fund	120	45.6		12,000		8,307			8,307		9,089
Michigan Global Cinema Fund	40	36.4		4,000		3,542			3,542		3,542
3rd Fund of Isu Entertainment	25	31.3		2,500		1,690			1,690		1,690
SK Marketing & Company Co., Ltd.	5,000,000	50.0		190,000		66,004	(Note g)		66,004		—
Cyworld China Holdings	10,500,000	53.8		10,272		3,368	(Note h)		10,272		—
Magic Tech Network	4,500	30.0		7,929		7,929	(Note i)		7,929		—
Other investments in affiliates				36,447		—	(Note j)		36,447		21,614

Total			~~W~~	2,869,465	~~W~~	1,547,462		~~W~~	2,210,702	~~W~~	888,633

(Note a)	During the six months ended June 30, 2008, the Company acquired additional 91,406,249 shares of hanarotelecom incorporated’s common stock which increased the Company’s ownership from 4.8% to 43.4%. As the Company’s ownership in hanarotelecom incorporated increased to more than 20% and the Company can exercise significant influence, the investment in common stock of hanarotelecom incorporated was reclassified to equity securities accounted for using the equity method from available-for-sale equity securities.

(Note b)	During the six months ended June 30, 2008, the Company additionally invested ~~W~~55,000 million in TU Media Corp. which increased the Company’s ownership from 32.7% to 44.2% and invested ~~W~~3,031 million in SK Telecom China Holding Co., Ltd.

(Note c)	During the six months ended June 30, 2008, Baba Club was merged into Commerce Planet Co., Ltd.

(Note d)	During the six months ended June 30, 2008, the Company acquired 13,542,553 shares of TR Entertainment. As a result, the Company holds 42.2% ownership in TR Entertainment.

(Note e)	In 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an investment of US$122 million in order to invest in and manage Helio, Inc., a joint venture company in the Untied States of America, which was established in order to provide wireless telecommunication services in the United States of America. In addition, the Company invested an additional US$ 60 million and US$ 19.5 million in SK USA Holdings, Inc. for the six months ended June 30, 2008 and 2007, respectively.

(Note f)	During the six months ended June 30, 2008, Centurion IT Investment Association was fully liquidated.

(Note g)	During the six months ended June 30, 2008, the Company acquired 5,000,000 shares of SK Marketing & Company Co., Ltd. As a result, the Company holds 50.0% ownership in SK Marketing & Company Co. Ltd.

(Note h)	During the six months ended June 30, 2008, the Company acquired 10,500,000 shares of Cyworld China Holdings. As a result, the Company holds 53.8% ownership in Cyworld China Holdings.

(Note i)	During the six months ended June 30, 2008, the Company acquired 4,500 shares of Magic Tech Network. As a result, the Company holds 30.0% ownership in Magic Tech Network.

(Note j)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and others were not accounted for using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.
Details of the changes in investments in affiliates accounted for using the equity method for the three months and six months ended June 30, 2008 and 2007 are as follows (In millions of Korean won):

		For the six months ended June 30, 2008
								Equity in
							Equity in	capital surplus						Other
		Beginning					earnings	and capital		Capital		Dividend		increase		Ending
		balance		Acquisition			(losses)	adjustments		Surplus		received		(decrease)		balance
hanarotelecom incorporated	(Notes a and d)	~~W~~	—	~~W~~	1,093,104	(~~W~~	11,628)	~~W~~	4,573	~~W~~	—	~~W~~	—	~~W~~	116,525	~~W~~	1,202,574
SK Communications Co., Ltd.	(Note a)		149,850		—		(2,409)		7,402		—		—		—		154,843
SK Telink Co., Ltd.	(Notes a and c)		97,136		—		12,671		(17)		—		(5,947)		—		103,843
SK Wyverns Baseball Club Co., Ltd.	(Note b)		—		—		(989)		—		—		—		—		—
Paxnet Co., Ltd.	(Notes a and c)		30,237		—		(65)		407		—		(447)		—		30,132
Global Credit & Information Co., Ltd.	(Note b)		3,851		—		(21)		—		—		—		—		3,830
TU Media Corp.	(Notes a and g)		5,527		55,000		(9,770)		—		(30,642)		—		—		20,115
Aircross Co., Ltd.	(Note b)		5,967		—		(939)		(18)		—		—		—		5,010
IHQ, Inc.	(Note a)		38,911		—		(6,799)		704		—		—		—		32,816
Ntreev Soft Co., Ltd.	(Note a)		13,221		—		(5,343)		76		—		—		—		7,954
Baba Club	(Notes b and e)		1,733		—		—		—		—		—		(1,733)		—
Commerce Planet Co., Ltd.	(Notes b and e)		6,266		—		(199)		—		—		—		1,733		7,800
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)	(Note a)		21,415		—		711		(3,143)		—		—		—		18,983
Harex Info Tech, Inc.	(note b)		1,118		—		(175)		—		—		—		—		943
SK Mobile	(Note b)		3,272		—		—		—		—		—		—		3,272
SKT Vietnam PTE Ltd.	(Notes a and g)		101,412		—		(8,998)		10,855		(71)		—		—		103,198
Skytel Co., Ltd.	(Note b)		7,797		—		(52)		(1)		—		—		—		7,744
SK China Company Ltd.	(Note b)		—		—		54		83		—		—		—		137
SK Telecom China Co., Ltd.	(Note b)		7,154		—		3		—		—		—		—		7,157
TR Entertainment	(Note a)		—		10,635		(978)		193		—		—		—		9,850
ULand Company Ltd.	(Note a)		5,290		—		2,882		825		—		—		—		8,997
SK Telecom USA Holdings, Inc.	(Note a)		63,023		58,145		(65,715)		(6,757)		—		—		—		48,696
SK Telecom International, Inc.	(Note b )		26,454		—		132		2,943		—		—		—		29,529
SK Telecom China Holding Co., Ltd.	(Note a)		19,070		3,031		(1,120)		4,674		—		—		—		25,655
SK USA, Inc.	(Note b)		3,140		—		—		—		—		—		—		3,140
Helio, LLC & Inc.	(Notes a and g)		333		—		(573)		16		340		—		—		116
Korea IT Fund	(Note a)		210,568		—		3,914		(581)		—		—		—		213,901
Centurion IT Investment Association	(Note f)		2,463		—		—		—		—		—		(2,463)		—
1st Music Investment Fund of SK-PVC	(Note b)		5,607		—		—		—		—		—		—		5,607
2nd Music Investment Fund of SK-PVC	(Note b)		8,517		—		(338)		—		—		—		—		8,179
SK-KTB Music Investment Fund	(Note a)		13,367		—		236		(1,113)		—		—		—		12,490
IMM Cinema Fund	(Note a)		9,089		—		(782)		—		—		—		—		8,307
Michigan Global Cinema Fund	(Note b)		3,542		—		—		—		—		—		—		3,542
3rd Fund of Isu Entertainment	(Note b)		1,690		—		—		—		—		—		—		1,690
SK Marketing & Company Co. Ltd	(Note a)		—		190,000		1,336		(125,332)		—		—		—		66,004
Cyworld China Holdings	(Note b)		—		10,272		—		—		—		—		—		10,272
Magic Tech Network	(Note b)		—		7,929		—		—		—		—		—		7,929

Total		~~W~~	867,020		1,428,116		(94,954)		(104,211)		(30,373)		(6,394)		114,062	~~W~~	2,174,255

Less: three months ended March 31, 2008					1,205,778		(39,158)		7,144		(30,317)		(6,394)		114,062

Three months ended June 30, 2008				~~W~~	222,338	(~~W~~	55,796)	(~~W~~	111,355)	(~~W~~	56)	~~W~~	—	~~W~~	—

(Note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the six months ended June 30, 2008. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:

	i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

	ii)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

	iii)	performed an analytical review on the unaudited and unreviewed financial statements

(Note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2007 as information as of June 30, 2008 was not available and the change in the Company’s portion of stockholders’ equity of the investee for the six months ended June 30, 2008 was immaterial.

(Note c)	The Company received dividends from SK Telink Co., Ltd. and Paxnet Co., Ltd., which were deducted from the carrying amount of equity method securities.

(Note d)	Other increase in investments in hanarotelecom incorporated represents the reclassification from available-for-sale securities to equity securities accounted for using the equity method.

(Note e)	Other increase (decrease) in investments in Commerce Planet Co., Ltd. (Baba Club) resulted from the merger of Baba Club into Commerce Planet Co., Ltd.

(Note f)	Other decrease in investments in Centurion IT Investment Association represents the collection of the Company’s investment resulted from the full liquidation of Centurion IT Investment Association.

(Note g)	The increase (decrease) of capital surplus of TU Media Corp., SKT Vietnam PTE Ltd. And Helio, LLC & Inc. resulted from the difference between the changed amount of investments and net assets proportional to the Company’s equity ratio as a result of the change in the Company’s ownership percentage of the investees.

		For the six months ended June 30, 2007
								Equity in
							Equity in	capital surplus				Other
		Beginning					earnings	and capital		Dividend		increase		Ending
		balance		Acquisition			(losses)	adjustments		received		(decrease)		balance

SK Communications Co., Ltd.		~~W~~	167,736		—	(~~W~~	12,292)	(~~W~~	50)	~~W~~	—	~~W~~	—	~~W~~	155,394
SK Telink Co., Ltd.			86,284		—		4,477		(450)		(4,493)		—		85,818
SK C&C Co., Ltd.			272,554		—		6,330		192,585		(1,260)		—		470,209
STIC Ventures Co., Ltd.	(Note a)		8,651		—		(40)		—		—		—		8,611
Paxnet Co., Ltd.			30,807		—		(297)		6		(727)		—		29,789
Global Credit & Information Co., Ltd.	(Note a)		3,704		—		(21)		—		—		—		3,683
TU Media Corp.			7,016		32,368		(12,842)		(370)		—		334		26,506
Aircross Co., Ltd.	(Note a)		1,713		2,139		(235)		—		—		—		3,617
IHQ, Inc.			38,938		—		(5,873)		199		—		(2)		33,262
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)			25,995		—		(2,492)		(291)		—		—		23,212
Harex Info Tech, Inc.	(Note a)		1,835		—		(205)		—		—		—		1,630
SK Mobile			4,643		—		(556)		104		—		—		4,191
SLD Telecom PTE Ltd.			118,100		—		(6,254)		(359)		—		—		111,487
Skytel Co., Ltd.	(Note a)		6,009		—		169		(355)		(654)		—		5,169
SK China Company Ltd.	(Note a)		93		—		(112)		19		—		—		—
SK Telecom China Co., Ltd.	(Note a)		6,536		—		(24)		—		—		—		6,512
Uland Company Limited.			6,761		—		(2,110)		145		—		—		4,798
SK Telecom USA Holdings, inc.			77,786		18,286		(63,997)		206		—		—		32,281
SK Telecom International, Inc.			25,146		—		(164)		(118)		—		—		24,864
SK USA, Inc.	(Note a)		2,969		—		48		(1)		—		—		3,016
Helio, Inc.			1,100		—		(881)		—		—		192		409
Korea IT Fund	(Note a)		193,060		—		5,272		(761)		—		—		197,571
Centurion IT Investment Association			3,262		—		(64)		(477)		—		(900)		1,821
1st Music Investment Fund of SK-PVC	(Note a)		7,186		—		—		—		—		—		7,186
2nd Music Investment Fund of SK-PVC	(Note a)		8,238		—		—		—		—		—		8,238
SK-KTB Music Investment Fund			15,311		—		(235)		(1,453)		—		—		13,623
IMM Cinema Fund			11,569		—		(1,391)		27		—		—		10,205
Michigan Global Cinema Fund	(Note a)		3,773		—		—		—		—		—		3,773
3rd Fund of Isu Entertainment	(Note a)		2,419		—		—		—		—		—		2,419

Total		~~W~~	1,139,194		52,793		(93,789)		188,606		(7,134)		(376)	~~W~~	1,279,294

Less: three months ended March 31, 2007					47,227		(45,037)		60,867		(6,480)		(445)

Three months ended June 30, 2007				~~W~~	5,566	(~~W~~	48,752)	~~W~~	127,739	(~~W~~	654)	~~W~~	69

(Note a)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2006 as information as of June 30, 2007 was not available and the change in the Company’s portion of stockholders’ equity of the investee for the six months ended June 30, 2007 was immaterial.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the three months and six months ended June 30, 2008 and 2007 are as follows (In millions of Korean won):

	For the six months ended June 30, 2008
	Beginning		Increase				Ending
	balance		(decrease)		Amortization		balance
Hanarotelecom incorporated	~~W~~	—	~~W~~	565,174	(~~W~~	7,064)	~~W~~	558,110
SK Communications Co., Ltd.		21,019		(8,005)		(446)		12,568
Paxnet Co., Ltd.		16,091		—		(536)		15,555
Global Credit & Information Co., Ltd.		545		—		(21)		524
IHQ, Inc.		19,274		—		(2,754)		16,520
Ntreev Soft Co., Ltd.		1,282		(92)		(298)		892
Baba Club		2,504		(2,504)		—		—
Commerce Planet Co., Ltd.		3,950		—		(439)		3,511
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)		2,039		—		(408)		1,631
Harex Info Tech, Inc.		701		—		(175)		526
Uland Company Ltd.		4,245		—		(129)		4,116
TR Entertainment		—		7,748		(387)		7,361
Cyworld China Holdings		—		6,904		—		6,904

Total	~~W~~	71,650		569,225		(12,657)	~~W~~	628,218

Less three months ended March 31, 2008				560,805		(2,634)

Three months ended June 30, 2008			~~W~~	8,420	(~~W~~	10,023)

	For the six months ended June 30, 2007
	Beginning						Ending
	balance		Increase		Amortization		balance
SK Communications Co., Ltd.	~~W~~	22,417	~~W~~	—	(~~W~~	699)	~~W~~	21,718
SK C&C Co., Ltd.		4,464		—		(203)		4,261
Paxnet Co., Ltd.		17,164		—		(536)		16,628
Global Credit & Information Co., Ltd.		587		—		(21)		566
TU Media Corp.		784		9,572		(567)		9,789
IHQ, Inc.		24,780		—		(2,753)		22,027
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)		2,855		—		(408)		2,447
Harex Info Tech, Inc.		1,051		—		(175)		876
SLD Telecom PTE Ltd.		384		—		(11)		373
Uland Company Limited		4,502		—		(129)		4,373
Helio, Inc. & LLC		—		38		(38)		—

Total	~~W~~	78,988		9,610		(5,540)	~~W~~	83,058

Less three months ended March 31, 2007				9,610		(2,557)

Three months ended June 30, 2007			~~W~~	—	(~~W~~	2,983)

Details of changes in unrealized inter-company gains incurred from sales of assets for the three months and six months ended June 30, 2008 and 2007 are as follows (In millions of Korean won):

	For the six months ended June 30, 2008
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance

SK Communications Co., Ltd.	~~W~~	2,192	~~W~~	—	(~~W~~	1,853)	~~W~~	339
Uland Company Limited.		2,981		—		(2,981)		—
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	6,259		—		(4,834)	~~W~~	1,425

Less three months ended March 31, 2008				—		(4,799)

Three months ended June 30, 2008			~~W~~	—	~~W~~	35

	For the six months ended June 30, 2007
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance

SK Communications Co., Ltd.	~~W~~	2,913	~~W~~	263	(~~W~~	545)	~~W~~	2,631
Uland Company Limited.		—		4,051		—		4,051
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	3,999		4,314		(545)	~~W~~	7,768

Less three months ended March 31, 2007				2,990		(325)

Three months ended June 30, 2007			~~W~~	1,324	(~~W~~	220)

Details of market price of the equity securities accounted for using the equity method as of June 30, 2008 are as follows (In millions of Korean won, except for market price per share):

	Market price
	per share		Shares owned by
	(In Korean won)		the Company	Market price
hanarotelecom incorporated	~~W~~	7,990	102,451,249	~~W~~	818,585
IHQ, Inc.		2,865	14,960,784		42,863
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)		4,770	9,582,321		45,708

The condensed financial information of the investees as of and for the six months ended June 30, 2008 is as follows (In millions of Korean won):

	Total		Total					Net
	Assets		liabilities		Revenue			income (loss)
hanarotelecom incorporated	~~W~~	2,673,526	~~W~~	1,189,237	~~W~~	971,559	(~~W~~	17,253)
SK Communications Co., Ltd.		303,391		83,377		109,683		(6,119)
SK Telink Co., Ltd.		178,618		64,214		129,901		13,884
Paxnet Co., Ltd.		34,847		10,446		16,408		902
TU Media Corp.		298,347		252,791		54,605		(25,461)
IHQ, Inc.		61,723		17,788		24,415		(10,691)
Ntreev Soft Co., Ltd.		19,962		9,373		6,095		(2,028)
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)		43,148		14,228		15,583		2,551
SKT Vietnam PTE., Ltd.		169,710		28,960		22		(12,696)
TR Entertainment		7,920		2,021		—		(1,401)
ULand Company Limited		8,000		1,041		1,811		(702)
SK Telecom USA Holdings, Inc.		48,707		12		—		(69,738)
SK Telecom China Holdings		38,939		13,283		16,614		(1,120)
Helio, LLC & Inc.		165,420		142,604		104,662		(105,045)
Korea IT Fund		338,171		433		13,829		6,180
SKT-KTB Music Investment Fund		17,393		553		400		318
IMM Cinema Fund		18,207		—		2		(1,714)
SK Marketing & Company Co. Ltd		414,177		282,170		20,850		2,671
Cyworld China Holdings		11,825		5,565		274		(3,782)

5.	LOANS TO EMPLOYEES
Short-term and long-term loans to employees as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	June 30, 2008 (Note)						December 31,
	Short-term		Long-term		Total		2007 (Note)

Loans to employees’ stock ownership association	~~W~~	1,422	~~W~~	60,881	~~W~~	62,303	~~W~~	34,816
Loans to employees for housing and other		64		78		142		190

Total	~~W~~	1,486	~~W~~	60,959	~~W~~	62,445	~~W~~	35,006

(Note)	On December 26, 2007 and January 23, 2008, the Company loaned ~~W~~31,017 million and ~~W~~29,676 million, respectively, to employees’ stock ownership association to help fund employees’ acquisition of the Company’s treasury stocks. The loan will be repaid over a period of five years, beginning on the second anniversary of each loan date.

6.	PROPERTY AND EQUIPMENT
Property and equipment as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	Useful lives
	(years)	June 30, 2008		December 31, 2007

Land	—	~~W~~	445,051	~~W~~	444,252
Buildings and structures	30,15		1,496,434		1,496,535
Machinery	6		12,517,487		12,395,823
Vehicles	4		20,390		22,541
Other	4		969,436		942,375
Construction in progress	—		451,288		292,134

			15,900,086		15,593,660
Less: accumulated depreciation			(11,424,411)		(10,999,247)

Property and equipment, net		~~W~~	4,475,675	~~W~~	4,594,413

The standard value of land declared by the government as of June 30, 2008 and December 31, 2007 are ~~W~~597,857 million and ~~W~~547,524 million, respectively.

Details of change in property and equipment for the three months and six months ended June 30, 2008 and 2007 are as follows (In millions of Korean won):

	For the six months ended June 30, 2008
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	~~W~~	444,252	~~W~~	61	(~~W~~	554)	~~W~~	1,291	~~W~~	—	~~W~~	445,050
Buildings and structures		1,054,484		1,207		(863)		—		(27,967)		1,026,861
Machinery		2,495,252		4,642		(1,705)		290,192		(545,648)		2,242,733
Vehicles		3,196		52		(239)		—		(911)		2,098
Other		305,095		466,705		(15,133)		(403,492)		(45,530)		307,645
Construction in progress		292,134		112,263		(1,259)		48,150		—		451,288

Total	~~W~~	4,594,413		584,930		(19,753)		(63,859)		(620,056)	~~W~~	4,475,675

Less three months ended March, 31, 2008				276,361		(1,461)		(32,513)		(299,046)

Three months ended June 30, 2008			~~W~~	308,569	(~~W~~	18,292)	(~~W~~	31,346)	(~~W~~	321,010)

	For the six months ended June 30, 2007
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	~~W~~	462,393	~~W~~	451	(~~W~~	14,480)	~~W~~	1,281	~~W~~	—	~~W~~	449,645
Buildings and structures		1,101,232		468		(792)		1,691		(27,913)		1,074,686
Machinery		2,346,517		29,473		(4,360)		552,631		(540,681)		2,383,580
Vehicles		2,341		1,444		(67)		—		(848)		2,870
Other		374,962		448,178		(12,231)		(438,524)		(47,436)		324,949
Construction in progress		130,667		218,009		—		(167,750)		—		180,926

Total	~~W~~	4,418,112		698,023		(31,930)		(50,671)		(616,878)	~~W~~	4,416,656

Less three months ended March, 31, 2007				288,514		(16,183)		(14,106)		(284,980)

Three months ended June 30, 2007			~~W~~	409,509	(~~W~~	15,747)	(~~W~~	36,565)	(~~W~~	331,898)

7.	INTANGIBLE ASSETS
Intangible assets as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	June 30, 2008						December 31, 2007
	Acquisition		Accumulated		Carrying		Acquisition		Accumulated		Carrying
	cost		amortization		amounts		cost		amortization		amounts

Goodwill	~~W~~	2,341,625	(~~W~~	837,318)	~~W~~	1,504,307	~~W~~	2,341,625	(~~W~~	772,378)	~~W~~	1,569,247
Frequency use rights		1,385,120		(483,084)		902,036		1,385,120		(424,818)		960,302
Software development costs		208,179		(198,851)		9,328		207,173		(194,144)		13,029
Computer software		1,098,553		(544,890)		553,663		1,036,432		(450,858)		585,574
Other		131,163		(78,178)		52,985		120,907		(74,117)		46,790

	~~W~~	5,164,640	(~~W~~	2,142,321)	~~W~~	3,022,319	~~W~~	5,091,257	(~~W~~	1,916,315)	~~W~~	3,174,942

Details of changes in intangible assets for the three months and six months ended June 30, 2008 and 2007 are as follows (In millions of Korean won):

	For the six months ended June 30, 2008
	Beginning balance		Increase		Decrease		Transfer		Amortization		Ending balance

Goodwill	~~W~~	1,569,247	~~W~~	—	~~W~~	—	~~W~~	—		(~~W~~64,940)	~~W~~	1,504,307
Frequency use rights		960,302		—		—		—		(58,266)		902,036
Software development costs		13,029		—		—		2,351		(6,052)		9,328
Computer software		585,574		2,479		—		60,158		(94,548)		553,663
Other		46,790		9,089		(136)		1,553		(4,311)		52,985

Total	~~W~~	3,174,942		11,568		(136)		64,062		(228,117)	~~W~~	3,022,319

Less three months ended March 31, 2008				2,351		(92)		32,591		(113,363)

Three months ended June 30, 2008			~~W~~	9,217	(~~W~~	44)	~~W~~	31,471	(~~W~~	114,754)

	For the six months ended June 30, 2007
	Beginning balance		Increase		Decrease		Transfer		Amortization		Ending balance

Goodwill	~~W~~	1,692,222	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~	64,331)	~~W~~	1,627,891
Frequency use rights		1,076,833		—		—		—		(58,266)		1,018,567
Software development costs		40,707		—		—		707		(13,734)		27,680
Computer software		555,103		5,434		(7)		50,046		(76,776)		533,800
Other		40,294		7,565		(255)		40		(3,336)		44,308

Total	~~W~~	3,405,159		12,999		(262)		50,793		(216,443)	~~W~~	3,252,246

Less three months ended March 31, 2007				3,514		(146)		14,228		(107,361)

Three months ended June 30, 2007			~~W~~	9,485	(~~W~~	116)	~~W~~	36,565	(~~W~~	109,082)

The book value as of June 30, 2008 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives

Goodwill	~~W~~	1,499,229	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	11 years and 9 months
IMT license		820,613	Frequency use rights relating to W-CDMA Service	(Note a)
WiBro license		75,761	WiBro Service	(Note b)
DMB license		5,662	DMB Service	8 years

(Note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

(Note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life.

8.	BONDS PAYABLE
Bonds payable as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won and thousands of U.S. dollars):

	Maturity	Annual interest	June 30,		December 31,
	year	rate (%)	2008		2007

Domestic general bonds	2008	5.0	~~W~~	—	~~W~~	300,000
²	2009	5.0		300,000		300,000
²	2010	4.0		200,000		200,000
²	2011	3.0		200,000		200,000
²	2013	4.0		200,000		200,000
²	2014	5.0		200,000		200,000
²	2015	5.0		200,000		—
²	2016	5.0		200,000		200,000
²	2018	5.0		200,000		—
Dollar denominated bonds (US$300,000)	2011	4.25		313,020		281,460
Dollar denominated bonds (US$400,000)	2027	6.63		417,360		375,280
Yen denominated bonds (JPY 12,500,000)	2012	3-month Euro Yen LIBOR rate +0.55 (note)		122,724		104,166
Convertible bonds (US$229,160)	2009	—		268,415		268,415

Total				2,821,519		2,629,321
Add (Deduct):
Discounts on bonds				(61,911)		(46,138)
Conversion right adjustments				(12,908)		(19,665)
Long-term accrued interest				17,256		17,256

Net				2,763,956		2,580,774
Less portion due within one year, net				(571,471)		(299,614)

Long-term portion			~~W~~	2,192,485	~~W~~	2,281,160

(Note)	The 3-months Euro Yen LIBOR rate as of June 30, 2008 is 0.93%.
All of the above bonds will be paid in full at maturity.

On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock, which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~204,636 per share in accordance with anti-dilution protection. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of June 30, 2008 is 1,317,494 shares. Effective January 1, 2008, the conversion price was changed from ~~W~~211,099 to ~~W~~204,636 and the number of shares to be converted was changed from 1,277,157 shares to 1,317,494 shares due to the payment of annual dividends in accordance with the resolution of the Company’s board of directors on January 31, 2008.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder as cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.
During the six months ended June 30, 2008, no conversion was made. During the year ended December 31, 2007, the conversion rights for the convertible bond with a principal amount of US$75,080,000 were exercised. The Company paid ~~W~~42,962 million in cash to bond holders with a principal amount of US$36,260,000 without delivering the Company’s common stocks due to the 49% ownership limitation as explained above and the convertible bonds with a principal amount of US$38,820,000 were converted into 216,347 shares of treasury stock (See Note 15). Therefore, the principal amount of the convertible bonds decreased from US$304,240,000 to US$229,160,000. In addition, the consideration for conversion right (capital surplus) decreased by ~~W~~11,116 million (net of tax effect of ~~W~~4,216 million).
9.	LONG-TERM BORROWINGS
Long-term borrowings as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest	June 30,		December 31,
	Lender	maturity year	rate (%) (Note)	2008		2007

Long-term floating rate discount bill	Shinhan Bank	June 29, 2010	91 days CD yield + 0.25%	~~W~~	200,000	~~W~~	200,000
Long-term floating rate borrowings	Calyon Bank	October 10, 2013	6M LIBOR + 0.29%	US$	50,000	US$	50,000
²	DBS Bank	²	²	US$	25,000	US$	25,000
²	SMBC	²	²	US$	25,000	US$	25,000

Total				US$	100,000	US$	100,000
				~~W~~	200,000	~~W~~	200,000

Equivalent in Korean won				~~W~~	304,340	~~W~~	293,820
Less current portion					—		—

Long-term borrowings				~~W~~	304,340	~~W~~	293,820

The above long-term floating rate discount bill is classified as long-term borrowing as the borrowing is to be rolled-over exceeding 1 year from June 30, 2008 in accordance with the loan agreement.

(Note)	At June 30, 2008, the 91 days CD yield and the 6M LIBOR rate are 5.37% and 3.15%, respectively.

10.	SUBSCRIPTION DEPOSITS
The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.

Long-term subscription deposits held as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won except deposit per subscriber amounts):

	Deposit
Service type	per subscriber		June 30, 2008		December 31, 2007
Cellular	~~W~~	200,000	~~W~~	4,929	~~W~~	6,426

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the subscription deposits. Existing subscribers who elect this option are refunded their subscription deposits. As a result, the balance of subscription deposits has been decreasing.
11.	LEASES
The Company acquired certain computer equipment and software from SK C&C Co., Ltd. and succeeded certain capital lease agreements made between SK C&C Co., Ltd. and HP Financial Service before FY 2007. As all capital lease agreements expired during the six months ended June 30, 2008, there are no capital lease assets or liabilities as of June 30, 2008. In addition, details of capital lease assets acquired and liabilities assumed from SK C&C Co., Ltd. as of and for the six months ended June 30, 2008 and as of and for the year ended December 31, 2007 are as follows (In millions of Korean won):

		June 30, 2008		December 31, 2007

Acquisition cost	Office equipment	~~W~~	—	~~W~~	8,271
	Computer software		—		5,728

		~~W~~	—	~~W~~	13,999

Accumulated depreciation	Office equipment	~~W~~	—	~~W~~	6,509
	Computer software		—		2,387

		~~W~~	—	~~W~~	8,896

Carrying amounts	Office equipment	~~W~~	—	~~W~~	1,761
	Computer software		—		3,342

		~~W~~	—	~~W~~	5,103

Depreciation expenses	Office equipment	~~W~~	—	~~W~~	1,970
	Computer software		—		1,146

		~~W~~	—	~~W~~	3,116

There are no lease liabilities as of June 30, 2008 and the Company’s minimum future lease payments as of December 31, 2007 are as follows (In millions of Korean won):

	Annual lease payments		Interest		Principal

2008	~~W~~	1,664	~~W~~	22	~~W~~	1,642
Less portion due within one year						(1,642)

Capital lease liabilities					~~W~~	—

12.	MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9, respectively) as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Singapore dollars, thousands of Swiss Franc, thousands of Euros and thousands of Chinese yuan):

	June 30, 2008				December 31, 2007
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent

Cash and cash equivalents	US$	9,908	~~W~~	10,338	US$	357,039	~~W~~	334,974
²	EUR	8		13	EUR	117		162
Accounts receivable — trade	US$	5,468		5,705	US$	4,164		3,906
²	EUR	103		170	EUR	248		303
²	CNY	5,620		855	CNY	5,620		722
Accounts receivable — other	US$	965		1,006	US$	965		905
Guarantee deposits	US$	8		8	US$	12		11
²	JPY	17,397		170	JPY	16,912		141

			~~W~~	18,265			~~W~~	341,124

Accounts payable	US$	9,523	~~W~~	9,937	US$	22,552	~~W~~	21,159
²	JPY	38,606		379	JPY	16,954		138
²	HK$	97		13	HK$	248		14
²	GBP	3		6	GBP	931		1,461
²	SG$	1		1	SG$	27		18
²	EUR	224		369	EUR	588		1,750
²		—		—	CHF	250		208
²	CNY	2		1	CNY	2		1

			~~W~~	10,706			~~W~~	24,749

13.	CAPITAL STOCK AND CAPITAL SURPLUS
The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of June 30, 2008 and December 31, 2007 are as follows:

	June 30, 2008	December 31, 2007

Authorized shares	220,000,000	220,000,000
Issued shares	81,193,711	81,193,711
Outstanding shares, net of treasury stock	72,793,003	72,584,677

Significant changes in capital stock and capital surplus for the six months ended June 30, 2008 and for the year ended December 31, 2007 are as follows (In millions of Korean won except for share data):

	Number of shares
	issued	Capital stock		Capital surplus

At January 1, 2007	81,193,711	~~W~~	44,639	~~W~~	2,962,699
Transferred from stock options in capital adjustment (Note a)	—		—		3,246
Consideration for conversion right (Note b)	—		—		(11,116)
Offset against capital surplus by equity security accounted for using the equity method (Note c)	—		—		(15,476)
Cumulative effect of change in accounting policies (Note d)	—		—		(15,432)

At December 31, 2007	81,193,711		44,639		2,923,921
Difference between the acquisition cost and the net book value incurred from the transactions between companies under common control (Note e)	—		—		(30,849)

At June 30, 2008	81,193,711	~~W~~	44,639	~~W~~	2,893,072

(Note a)	During the year ended December 31, 2007, the exercisable period for the stock options representing 65,730 shares, for which the Company recognized compensation costs of ~~W~~3,246 million, expired and the related stock options of ~~W~~3,246 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP.

(Note b)	During the year ended December 31, 2007, the conversion rights for the convertible bonds with a face value of US$75,080,000 were exercised and the capital surplus amount (in connection with the related conversion rights) decreased by ~~W~~11,116 million (net of tax effect of ~~W~~4,216 million).

(Note c)	During the year ended December 31, 2007, the Company acquired Ntreev Soft Co., Ltd’s common stock from IHQ, Inc. a subsidiary of the Company. The difference between the acquisition cost and the net book value of Ntreev Soft Co., Ltd. amounting to ~~W~~15,476 million was offset against the Company’s capital surplus.

(Note d)	The capital surplus as of December 31, 2007, decreased by ~~W~~15,432 million in accordance with the retroactive adoption of the amended SKAS No.15 — “Investment in Associates” [see Note 2 (a)].

(Note e)	In accordance with the adoption of the amended SKAS No.15 — “Investment in Associates” [see Note 2(a)], the difference is recorded as capital surplus rather than accumulated other comprehensive income.

14.	RETAINED EARNINGS
The details of appropriated retained earnings as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	June 30, 2008		December 31, 2007

Legal reserve	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		—		33,000
Reserve for loss on disposal of treasury stock		255,984		255,984
Reserve for research and manpower development		872,595		872,595
Reserve for business expansion		6,344,138		6,151,138
Reserve for technology development		800,000		—

Total	~~W~~	8,295,037	~~W~~	7,335,037

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.
b.	Reserve for Improvement of Financial Structure

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reaches 30%. However, this regulation was abolished during the year ended December 31, 2007 and no such requirement exists as of June 30, 2008.
c.	Reserve for Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.
d.	Reserve for Business Expansion and Technology Development

The reserve for business expansion and technology and development are voluntary and were approved by the board of directors and stockholders.

15.	TREASURY STOCK
Upon issuances of stock dividends and new common stock, and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~6,110 million through 2006. In addition, the Company acquired 8,584,445 shares of treasury stock in the market or through the trust funds for ~~W~~2,040,995 million through 2006 in order to stabilize the market price of its stock. In addition, the Company retired 1,083,000 shares of common stock in accordance with Korean Commercial law, which were acquired by the Company in 2006 at ~~W~~208,077 million. As a result of these transactions, retained earnings decreased by ~~W~~209,077 million. In addition, the losses on disposal of treasury stock decreased by ~~W~~337 million for the six months ended June 30, 2007 to reflect the change in accumulated temporary differences related to treasury stocks based on the prior year tax return.

In addition, for the year ended December 31, 2006 and 2007, treasury stock of 136,163 shares and 216,347 shares with carrying value totaling ~~W~~32,178 million and ~~W~~51,199 million, respectively, were issued to the convertible bond holders at their execution of conversion rights. As a result of these transactions, loss on disposal of treasury stock of ~~W~~7,887 million and gain on disposal of treasury stock of ~~W~~1,414 million was reported for the year ended December 31, 2006 and 2007, respectively.

From November 9, 2007 through December 31, 2007, the Company acquired 471,000 shares of treasury stock for ~~W~~118,511 million in order to stabilize the market price of its stock in accordance with a resolution of the Board of Directors on November 2, 2007. In addition, on December 26, 2007 and January 23, 2008, treasury stock of 171,871 shares and 208,326 shares with carrying value totaling ~~W~~40,756 million and ~~W~~49,401 million, respectively, were sold to the employees’ stock ownership association. As a result of these transactions, loss on disposal of treasury stock decreased by ~~W~~6,042 million for the three months ended December 31, 2007 and increased by ~~W~~6,275 million for the six months ended June 30, 2008.

16.	INCOME TAX
a.	Details of income tax expense
Income tax expense for the three months and the six months ended June 30, 2008 and 2007 consists of the following (In millions of Korean won):

	2008		2007

Current	~~W~~	353,170	~~W~~	355,217
Deferred (Note a)		(87,780)		(23,358)

Income tax expense		265,390		331,859
Less three months ended March 31,		(134,702)		(175,808)

Three months ended June 30,	~~W~~	130,688	~~W~~	156,051

(Note a)	Changes in net deferred tax liabilities for the six months ended June 30, 2008 and 2007 are as follows (In millions of Korean won):

	2008		2007

Ending balance of net deferred tax liabilities	~~W~~	736,151	~~W~~	669,410
Beginning balance of net deferred tax liabilities		(1,015,002)		(490,341)
Adjustment to the beginning net deferred income tax liabilities based on tax return filed		3,945		3,444
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		187,126		(205,871)

Deferred income tax expense	(~~W~~	87,780)	(~~W~~	23,358)

b.	An explanation of the relationship between income tax expense and accounting income before income tax expense for the six months ended June 30, 2008 and 2007 are as follows (in millions of Korean won) :

	2008		2007

Income before income tax	~~W~~	946,285	~~W~~	1,131,443
Income tax expense at statutory income tax rate (14.3% of taxable income less than ~~W~~100 million and 27.5% of taxable income exceeding ~~W~~100 million)		260,215		311,134
Differences (Note)		5,175		20,725

Income tax expense	~~W~~	265,390	~~W~~	331,859

Effective tax rates		28.05%		29.33%

(Note) Differences:
Permanent difference	~~W~~	17,064	~~W~~	22,420
Changes in deferred income tax assets (liabilities) recognized related to equity method investment securities		20,128		31,729
Tax credit for investment		(36,396)		(45,490)
Other tax credits		(831)		(2,608)
Sur tax on exempted income		6,629		8,360
Additional income tax (tax refund) for prior periods		(1,419)		6,220
Other		—		94

	~~W~~	5,175	~~W~~	20,725

c.	Change in cumulative temporary differences and deferred tax liabilities
Changes in cumulative temporary differences for the six months ended June 30, 2008 and 2007, and deferred tax assets and liabilities as of June 30, 2008 and 2007 are as follows (In millions of Korean won):
For the six months ended June 30, 2008

	January 1,		Increase		Decrease		June 30,
Description	2008		(Note a)		(Note a)		2008

Current:
Allowance for doubtful accounts	~~W~~	31,907	~~W~~	69,343	~~W~~	28,460	~~W~~	72,790
Accrued interest income		(5,024)		(3,333)		(5,024)		(3,333)
Bad debt		115,926		4,472		298		120,100
Accrued expenses		92,536		4,613		9,383		87,766
Other		1,168		22,643		15,257		8,554

Total		236,513		97,738		48,374		285,877
Temporary differences unlikely to be realized		(128,555)		—		—		(128,555)

Total current cumulative temporary differences—net		107,958	~~W~~	97,738	~~W~~	48,374		157,322

Current deferred tax assets—net (Note b)	~~W~~	29,688					~~W~~	43,263

Non-current:
Property and equipment	(~~W~~	155,202)	~~W~~	1,478	(~~W~~	31,261)	(~~W~~	122,463)
Loss on impairment of long-term investment securities		138,363		—		—		138,363
Loss on impairment of other long-term assets		2,651		3,948		2,651		3,948
Reserves for research and manpower development		(550,000)		—		(100,000)		(450,000)
Reserves for loss on disposal of treasury stock		(255,984)		—		(127,992)		(127,992)
Equity in losses (earnings) of affiliates		92,160		97,519		—		189,679
Equity in capital adjustment of affiliates		27,229		—		(99,675)		126,904
Unrealized loss on valuation of long-term investment securities (other comprehensive income)		(2,243,709)		(6,079)		(694,928)		(1,554,860)
Accrued severance indemnities		39,538		8,709		1,759		46,488
Deposits for severance indemnities		(38,706)		(112)		(1,759)		(37,059)
Loss on valuation of currency swap		22,503		155,704		63,095		115,112
Loss on valuation of currency swap (other comprehensive income)		24,249		—		65,003		(40,754)
Loss on valuation of interest rate swap (other comprehensive income)		(3,170)		66		—		(3,104)
Gain on conversion of convertible bonds		(373,140)		—		—		(373,140)
Considerations for conversion right		(19,665)		—		—		(19,665)
Long-term accrued interest		17,256		—		—		17,256
Other		44,962		(33,525)		(39,544)		50,981

Total		(3,230,665)		227,708		(962,651)		(2,040,306)

Temporary differences unlikely to be realized		(568,208)		—		225,722		(793,930)

Total non-current cumulative temporary differences—net		(3,798,873)	~~W~~	227,708	(~~W~~	736,929)		(2,834,236)

Total non-current deferred tax liabilities—net (Note b)	(~~W~~	1,044,690)					(~~W~~	779,415)

(Note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(Note b)	The tax rate used in measuring deferred tax assets and liabilities is 27.5%.
For the six months ended June 30, 2007

	January 1,		Increase		Decrease		June 30,
Description	2007		(Note a)		(Note a)		2007

Current:
Allowance for doubtful accounts	~~W~~	50,824	~~W~~	29,186	~~W~~	43,975	~~W~~	36,035
Accrued interest income		(4,574)		(4,510)		(4,576)		(4,508)
Accrued expenses		56,001		1,950		29,350		28,601
Other		172,169		(556)		5,686		165,927

Total		274,420		26,070		74,435		226,055
Temporary differences unlikely to be realized		(128,555)		—		—		(128,555)

Total current cumulative temporary differences—net		145,865	~~W~~	26,070	~~W~~	74,435		97,500

Current deferred tax assets—net (Note b)	~~W~~	40,113					~~W~~	26,813

Non-current:
Property and equipment	(~~W~~	188,535)	(~~W~~	1,413)	(~~W~~	18,315)	(~~W~~	171,633)
Loss on impairment of long-term investment securities		108,145		28,182		—		136,327
Loss on impairment of other long-term assets		971		3,508		971		3,508
Reserves for research and manpower development		(760,000)		—		(105,000)		(655,000)
Reserves for loss on disposal of treasury stock		(255,984)		—		—		(255,984)
Equity in losses (earnings) of affiliates		114,214		88,483		—		202,697
Equity in capital adjustment of affiliates		(123,206)		(189,051)		—		(312,257)
Unrealized loss on valuation of long-term investment securities (other comprehensive income)		(563,477)		(543,972)		11,949		(1,119,398)
Accrued severance indemnities		20,058		11,838		714		31,182
Deposits for severance indemnities		(20,058)		(3,837)		(714)		(23,181)
Loss on valuation of currency swap		22,502		840		—		23,342
Loss on valuation of currency swap (other comprehensive income)		24,249		—		1,067		23,182
Loss on valuation of interest rate swap (other comprehensive income)		454		—		2,009		(1,555)
Considerations for conversion right		(62,131)		—		(5,148)		(56,983)
Other		24,564		9,516		2,181		31,899

Total		(1,658,234)		(595,906)		(110,286)		(2,143,854)
Temporary differences unlikely to be realized		(270,688)		(2,472)		114,706		(387,866)

Total non-current cumulative temporary differences—net		(1,928,922)	(~~W~~	598,378)	~~W~~	4,420	(~~W~~	2,531,720)

Total non-current deferred tax liabilities—net (Note b)	(~~W~~	530,454)					(~~W~~	696,223)

(Note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(Note b)	The tax rate used in measuring deferred tax assets and liabilities is 27.5%.
Deferred tax assets and liabilities before offsetting each other as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	June 30, 2008						December 31, 2007
	Current		Non-current		Sub-total		Current		Non-current		Sub-total

Deferred tax assets	~~W~~	52,821	~~W~~	53,019	~~W~~	105,840	~~W~~	32,346	~~W~~	3,521	~~W~~	35,867
Deferred tax liabilities		(9,558)		(832,434)		(841,992)		(2,658)		(1,048,211)		(1,050,869)

Deferred tax assets (liabilities), net	~~W~~	43,263		(~~W~~779,415)		(~~W~~736,152)	~~W~~	29,688	(~~W~~	1,044,690)	(~~W~~	1,015,002)

d.	Deferred tax assets (liabilities) added to (deducted from) capital surplus, capital adjustments or accumulated other comprehensive income (loss)
Deferred tax assets (liabilities) added to (deducted from) capital surplus, capital adjustments or accumulated other comprehensive income (loss) as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):

	June 30, 2008		December 31, 2007

Gains on disposal of treasury stock	(~~W~~	35,460)	(~~W~~	36,339)
Considerations for conversion right		(12,869)		(12,869)
Differences between the acquisition cost and the net book value incurred from the transactions between companies under common control		(476)		—
Unrealized loss on valuation of long-term investment securities		(427,587)		(617,020)
Equity in capital adjustment of affiliates, net		(2,190)		(727)
Loss on valuation of currency swap		5,403		6,668
Loss on valuation of interest rate swap		(854)		(872)

Total	(~~W~~	474,033)	(~~W~~	661,159)

17.	COMPREHENSIVE INCOME
Details of comprehensive income for the three months and six months ended June 30, 2008 and 2007 are as follows (In millions of Korean won):
For the six months ended June 30, 2008

	For the				For the
	three months ended				six months ended
	Profit and				Profit and
	loss effect		Tax effect		loss effect		Tax effect

Net income	~~W~~	298,010			~~W~~	680,895
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		(63,782)	~~W~~	24,193		(499,415)	~~W~~	189,433
Equity in capital adjustments of affiliates, net		(112,141)		(786)		(106,031)		(1,463)
Loss on valuation of currency swap, net		10,296		(3,905)		3,337		(1,265)
Loss on valuation of interest swap, net		2,213		(839)		(48)		18

Sub total		(163,414)	~~W~~	18,663		(602,157)	~~W~~	186,723

Comprehensive income	~~W~~	134,596			~~W~~	78,738

For the six months ended June 30, 2007

	For the			For the
	three months ended			six months ended
	Profit and			Profit and
	loss effect		Tax effect	loss effect		Tax effect

Net income	~~W~~	403,274		~~W~~	799,584
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		234,743	(~~W~~89,041)		403,043	(~~W~~152,878)
Equity in capital adjustments of affiliates, net		91,840	(35,899)		136,121	(52,484)
Loss on valuation of currency swap, net		4,457	(608)		3,204	(293)
Loss on valuation of interest swap, net		2,154	(817)		1,457	(553)

Sub total		333,194	(~~W~~126,365)		543,825	(~~W~~206,208)

Comprehensive income	~~W~~	736,468		~~W~~	1,343,409

18.	NET INCOME PER SHARE
The Company’s net income and ordinary income per share amounts for the three months and six months ended June 30, 2008 and 2007 is computed as follows (In millions of Korean won, except for per share income per share):
Net income and ordinary income per share

	For the				For the
	three months ended				six months ended
	June 30,		June 30,		June 30,		June 30,
	2008		2007		2008		2007

Net income and ordinary income	~~W~~	298,010	~~W~~	403,274	~~W~~	680,895	~~W~~	799,584
Weighted average number of common shares outstanding		72,793,003		72,667,459		72,767,821		72,667,459

Net income and ordinary income per share	~~W~~	4,094	~~W~~	5,550	~~W~~	9,357	~~W~~	11,003

Net income and ordinary income per share for the year ended December 31, 2007 ~~W~~22,607 and net income and ordinary income per share for the three months ended March 31, 2008 and 2007 is ~~W~~5,264 and ~~W~~5,454, respectively.

The weighted average numbers of common shares outstanding for the three months and six months ended June 30, 2008 and 2007 are calculated as follows:

	Number of	Weighted	Weighted
	shares	number of days	number of shares

For the three months ended June 30, 2008
Outstanding common stocks at January 1, 2008	81,193,711	91 / 91	81,193,711
Treasury stocks at January 1, 2008	(8,609,034)	91 / 91	(8,609,034)
Disposal of treasury stock	208,326	91 / 91	208,326

Total	72,793,003		72,793,003

For the six months ended June 30, 2008
Outstanding common stocks at January 1, 2008	81,193,711	182 / 182	81,193,711
Treasury stocks at January 1, 2008	(8,609,034)	160 / 182	(8,609,034)
Disposal of treasury stock	208,326	160 / 182	183,144

Total	72,793,003		72,767,821

	Number of	Weighted	Weighted
	shares	number of days	number of shares

For the three months ended June 30, 2007
At April 1, 2007	81,193,711	91 / 91	81,193,711
Treasury stock, at the beginning	(8,526,252)	91 / 91	(8,526,252)

Total	72,667,459		72,667,459

For the six months ended June 30, 2007
At January 1, 2007	81,193,711	181 / 181	81,193,711
Treasury stock, at the beginning	(8,526,252)	181 / 181	(8,526,252)

Total	72,667,459		72,667,459

Diluted net income and ordinary income per share amounts for the three months and six months ended June 30, 2008 and 2007 is computed as follows (In millions of won, except for share data):
Diluted net income and ordinary income per share

	For the				For the
	three months ended				six months ended
	June 30,		June 30,		June 30,		June 30,
	2008		2007		2008		2007

Adjusted net income and ordinary income	~~W~~	300,613	~~W~~	406,583	~~W~~	686,075	~~W~~	806,099
Adjusted weighted average number of common shares outstanding		74,110,497		74,356,301		74,085,315		74,356,301

Diluted net income and ordinary income per share	~~W~~	4,056	~~W~~	5,468	~~W~~	9,261	~~W~~	10,841

Diluted net income and ordinary income per share for the year ended December 31, 2007 was ~~W~~22,289 and diluted net income and ordinary income per share for the three months ended March 31, 2008 and 2007 is ~~W~~5,205 and ~~W~~5,373, respectively.

Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the three months and six months ended June 30, 2008 and 2007 are calculated as follows:

	For the				For the
	three months ended				six months ended
	June 30,		June 30,		June 30,		June 30,
	2008		2007		2008		2007

Net income and ordinary income	~~W~~	298,010	~~W~~	403,274	~~W~~	680,895	~~W~~	799,584
Effect of convertible bonds (Note a)		2,603		3,309		5,180		6,515

Adjusted net income and ordinary income	~~W~~	300,613	~~W~~	406,583	~~W~~	686,075	~~W~~	806,099

Weighted average number of common shares outstanding		72,793,003		72,667,459		72,767,821		72,667,459
Effect of convertible bonds (Note a)		1,317,494		1,688,842		1,317,494		1,688,842

Adjusted weighted average number of common shares outstanding		74,110,497		74,356,301		74,085,315		74,356,301

(Note a)	The effect of convertible bonds increased net income related to interest expenses that would not have been incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds was made on the beginning of the period.

19.	RESTRICTED CASH AND CASH EQUIVALENTS
As of June 30, 2008, the Company has guarantee deposits restricted for checking accounts totaling ~~W~~19 million and deposits restricted for a charitable trust for the public totaling ~~W~~10,000 million of which due date is February 8, 2009.

20.	INSURANCE
As of June 30, 2008, certain Company’s assets are insured with local insurance companies as follows (In millions of Korean won and thousands of U.S. dollars):

Insured	Risk	Carrying value		Coverage

				US$	56,115
Property and equipment	Fire and comprehensive liability	~~W~~	3,400,862	~~W~~	7,999,522

In addition, the Company carries directors and officers liability coverage insurance totaling ~~W~~50,000 million.

21.	RELATED PARTY TRANSACTIONS
As of June 30, 2008 and December 31, 2007, the parent company and subsidiaries of the Company are as follows:
a. Holding company and subsidiaries

		Ownership
Type	Company	percentage (%)	Types of business

Ultimate parent company	SK C&C Co., Ltd.	28.1 (Note a)	Information technology and software production
Parent company	SK Holdings Co., Ltd. (formerly SK Corporation)	21.8 (Note b)	Manufacturing and selling petrochemicals
Subsidiary	hanarotelecom, inc.	43.4	Internet website services and telecommunication service
²	SK Communications Co., Ltd.	64.8	Internet website services
²	SK Telink Co., Ltd.	90.8	Telecommunication service
²	SK Wyverns Baseball Club Co., Ltd.	100.0	Business related sports
²	PAXNet Co., Ltd.	59.7	Internet website services
²	Global Credit & Information Co., Ltd.	50.0	Credit and collection services
²	TU Media Corp.	44.2	Digital multi media broadcasting service
²	Aircross Co., Ltd.	100.0	Wireless marketing related business
²	IHQ, Inc.	37.1	Entertainment management
²	Ntreev Soft Co., Ltd.	66.7	Game software production
²	Commerce Planet Co., Ltd.	100.0	Cosmetic wholesale
²	Loen Entertainment, Inc. (Formerly Seoul Records, Inc.)	60.0	Release of music disc
²	SKT Vietnam PTE Ltd.	73.3	Telecommunication service
²	SK Telecom China Co., Ltd.	100.0	Telecommunication service
²	ULand Company Ltd.	70.1	Network and mobile value added service
²	SK Telecom USA Holdings, Inc.	100.0	Telecommunication service
²	SK Telecom International Inc.	100.0	Telecommunication service
²	Helio, Inc.	0.5	Corporation management
²	The First Music Investment Fund of SK-PVC	69.3	Investment association
²	The Second Music Investment Fund of SK-PVC	79.3	Investment association
²	SK-KTB Music Investment Fund	74.3	Investment association
²	IMM Cinema Fund	45.6	Investment association
²	Michigan Global Cinema Fund	36.4	Investment association
²	SK Cyberpass Inc.	70.5 (Note c)	Telecommunication service
²	CU Media Co., Ltd. (Formerly YTN Media Inc.)	51.4 (Note c)	Broadcasting program production
²	SK I-Media Co., Ltd.	60.0 (Note c)	Game software production
²	Helio, LLC	69.0 (Note c)	Telecommunication service

(Note a)	The ownership percentage represents ultimate parent company’s ownership over the parent company.

(Note b)	The ownership percentage represents the total sum of the Company’s and subsidiaries’ ownership over their subsidiaries.

(Note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

b. Transactions and balances with related companies
Significant related party transactions for the three months and six months ended June 30, 2008 and 2007, and account balances as of June 30, 2008 and December 31, 2007 are as follows (In millions of Korean won):
b-(1) Transactions

	For three months ended June 30, 2008						For six months ended June 30, 2008
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		Other expenses		other income

Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	30,111	~~W~~	46,811	~~W~~	1,872	~~W~~	41,325	~~W~~	96,366	~~W~~	4,043

Parent Company:
SK Holdings Co., Ltd. (formerly SK Corporation)		—		156		91		—		306		168

Subsidiaries:
hanarotelecom, inc.		—		4,475		16,591		—		4,475		16,591
SK Communications Co., Ltd.		—		8,790		1,881		—		12,601		3,616
SK Telink Co., Ltd.		26		3,416		6,810		41		6,979		13,738
SK Wyverns Baseball Club Co., Ltd.		—		4,500		—		—		9,800		—
PAXNet Co., Ltd.		—		1,645		25		—		3,202		49
Global Credit & Information Co., Ltd.		—		11,604		328		—		22,699		647
TU Media Corp.		—		727		8,278		32		2,007		26,546
Aircross Co., Ltd.		—		5,041		430		35		8,858		664
SK Telecom International Inc.		—		2,860		—		—		2,860		—
Helio, LLC		—		—		192		—		—		405
Others		840		28,674		727		840		35,861		3,326

Equity Method Investees:
SK Marketing & Company Co Ltd.		—		5,838		2,448		—		5,838		2,448
Others		113		1,917		—		127		2,497		—

Others:
SK Energy Co., Ltd.		—		3,331		2,088		—		8,050		3,190
SK Engineering & Construction Co., Ltd.		41,845		2,429		553		49,639		2,623		1,292
SK Networks Co., Ltd.		254		190,794		3,668		2,456		397,401		6,959
Innoace Co., Ltd.		1,918		1,979		47		2,063		3,553		94
SK Telesys Co., Ltd.		20,739		1,727		57		63,658		2,048		149
Others		998		8,967		1,100		1,061		21,157		2,219

Total	~~W~~	96,844	~~W~~	335,681	~~W~~	47,186	~~W~~	161,277	~~W~~	649,181	~~W~~	86,144

	For three months ended June 30, 2007						For six months ended June 30, 2007
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		Other expenses		other income

Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	14,845	~~W~~	54,137	~~W~~	2,117	~~W~~	26,256	~~W~~	98,778	~~W~~	4,425

Parent Company:
SK Holdings Co., Ltd. (formerly SK Corporation)		—		7,142		5,279		—		15,196		10,620

Subsidiaries:
SK Communications Co., Ltd.		—		10,471		2,392		156		18,356		3,330
TU Media Corp.		11		282		10,532		11		664		25,577
Global Credit & Information Co., Ltd.		—		17,218		553		—		27,560		866
PAXNet Co., Ltd.		—		3,614		329		—		6,195		645
SK Telink Co., Ltd.		—		2,686		6,396		—		6,486		9,921
SK Wyverns Baseball Club Co., Ltd.		—		5,277		7		—		10,677		17
Aircross Co., Ltd.		—		4,167		337		224		8,320		523
SK Telecom China Co., Ltd.		—		2,447		—		—		8,179		684
SK Telecom International Inc.		—		1,331		—		—		3,106		—
Others		1,000		2,852		624		1,000		3,770		826

Equity Method Investees:
Helio, LLC		—		—		278		—		—		1,478
Others		370		475		416		479		864		416

Others:
SK Engineering & Construction Co., Ltd.		87,828		2,216		1,049		135,424		2,633		1,813
SK Networks Co., Ltd.		12,814		180,441		3,582		13,459		325,100		5,222
Innoace Co., Ltd.		3,725		1,756		63		4,181		3,265		109
SK Telesys Co., Ltd.		83,365		3,053		149		137,293		3,494		1,825
Others		195		5,842		1,462		1,586		7,929		2,202

Total	~~W~~	204,153	~~W~~	305,407	~~W~~	35,565	~~W~~	320,069	~~W~~	550,572	~~W~~	70,499

b-(2) Account balances

	As of June 30, 2008
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Ultimate parent Company:
SK C&C Co., Ltd.	~~W~~	176	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	40,054	~~W~~	346

Parent Company:
SK Holdings Co., Ltd. (formerly SK Corporation)		33		—		—		—		—		—

Subsidiaries:
hanarotelecom, Inc.		162		—		—		60		1		2,062
SK Communications Co., Ltd.		3,277		—		—		—		6,375		5,606
SK Telink Co., Ltd.		1,028		—		—		—		577		1,205
SK Wyverns Baseball Club Co., Ltd.		—		575		3,557		—		—		—
PAXNet Co., Ltd.		11		—		—		—		608		150
Global Credit & Information Co., Ltd.		8		—		—		—		1,449		—
TU Media Corp.		4,286		—		—		—		221		3,083
Aircross Co., Ltd.		1,153		—		—		—		3,105		276
IHQ, Inc.		—		—		—		—		742		—
Ntreev Soft Co., Ltd.		—		—		—		—		9		—
Commerce Planet Co., Ltd. (Formerly Philio Co., Ltd.)		527		—		—		—		2,483		—
Loen Entertainment, Inc. (Formerly Seoul Records, Inc.)		5		—		—		—		3,903		—
SKT Vietnam PTE Ltd.		5,769		—		—		—		—		—
SK Telecom China Co., Ltd.		722		—		—		—		—		—
Helio, LLC & Inc.		595		—		—		—		9		—
Others		5		—		—		—		1,048		—

Equity Method Investees:
SK Marketing & Company Co Ltd.		15		—		—		—		2,872		248
Others		210		—		—		—		30		—

Others:
SK Energy Co., Ltd.		511		—		—		140		1,025		—
SK Engineering & Construction Co., Ltd.		262		—		—		—		236		1,076
SK Networks Co., Ltd.		632		—		—		112		81,959		3,489
Innoace Co., Ltd.		—		—		—		—		2,968		2,444
SK Telesys Co., Ltd.		16		—		—		—		11,079		—
Others		858		—		—		900		3,395		—

Total	~~W~~	20,261	~~W~~	575	~~W~~	3,557	~~W~~	1,212	~~W~~	164,148	~~W~~	19,985

	As of December 31, 2007
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Ultimate parent Company:
SK C&C Co., Ltd.	~~W~~	320	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	131,029	~~W~~	346

Parent Company
SK Holdings Co., Ltd. (formerly SK Corporation)		726		—		—		—		—		—

Subsidiaries:
SK Communications Co., Ltd.		1,214		—		—		—		12,317		5,606
SK Telink Co., Ltd.		947		—		—		—		414		1,197
SK Wyverns Baseball Club Co., Ltd.		334		575		3,557		—		—		—
PAXNet Co., Ltd.		—		—		—		—		614		150
Global Credit & Information Co., Ltd.		—		—		—		—		7,051		—
TU Media Corp.		6,225		—		—		—		10,487		3,016
Aircross Co., Ltd.		2,659		—		—		—		3,699		255
IHQ, Inc.		38		—		—		—		2,008		—
Ntreev Soft Co., Ltd.		18		—		—		—		3,640		—
Commerce Planet Co., Ltd.		38		—		—		—		2,168		—
Loen Entertainment, Inc. (Formerly Seoul Records, Inc.)		59		—		—		—		1,077		—
SKT Vietnam PTE Ltd.		1,507		—		—		—		—		—
SK Telecom China Co., Ltd.		684		—		—		—		—		—
Helio, Inc.		719		—		—		—		—		—
Others		—		—		—		—		2,117		—

Equity Method Investees:
Others		208		—		—		—		304		—

Others:
SK Energy Co., Ltd.		1,169		—		—		134		4,380		248
SK Engineering & Construction Co., Ltd.		310		—		—		—		8,075		1,135
SK Networks Co., Ltd.		1,158		—		—		112		69,337		3,432
Innoace Co., Ltd.		—		—		—		—		5,672		2,291
SK Telesys Co., Ltd.		28		—		—		—		29,286		—
Others		545		—		—		—		7,861		—

Total	~~W~~	18,906	~~W~~	575	~~W~~	3,557	~~W~~	246	~~W~~	301,536	~~W~~	17,676

c. Compensation for the key management
The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the three months and six months ended June 30, 2008 and 2007 are as follows (In millions of Korean won):

	For the three months ended						For the six months ended
	June 30, 2008						June 30, 2008
	Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total

7 Registered directors (including outside directors)	~~W~~	299	~~W~~	74	~~W~~	373	~~W~~	3,832	~~W~~	409	~~W~~	4,241

	For the three months ended						For the six months ended
	June 30, 2007						June 30, 2007
	Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total

12 Registered directors (including outside directors)	~~W~~	558	~~W~~	141	~~W~~	699	~~W~~	3,711	~~W~~	440	~~W~~	4,151

22.	PROVISION
a.	Provision for point program
The Company, for its marketing purposes, grants Rainbow Points and Point Box Points (the “Points”) to its subscribers based on their usage of the Company’s services. Points’ provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration since balance sheet date.

Details of change in the provisions for such mileage points for the six months ended June 30, 2008 and 2007 are as follows (In millions of Korean won):

	June 30, 2008		June 30, 2007
	(Note a)		(Note a)

Beginning balance	~~W~~	27,668	~~W~~	52,593
Increase		4,240		3,888
Decrease (used points)		(6,742)		(5,424)
Decrease (reversal of provision for mileage points)		—		(24,009)

Ending balance	~~W~~	25,166	~~W~~	27,048

(Note a)	Effective January 1, 2005, pursuant to adoption of SKAS No.17, Points provision is recorded at the present value.

Points expire after 5 years. The expected year when unused points as of Jun 30, 2008 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected usage for the year ended June 30,	Estimated amount to be paid in nominal value (Note b)		Current value (Note b)

2009	~~W~~	11,272	~~W~~	10,569
2010		7,398		6,504
2011		4,879		4,022
2012		3,238		2,503
2013		2,164		1,568

Ending balance	~~W~~	28,951	~~W~~	25,166

(Note b)	The above expected year of the usage and the current value of the estimated amount to be paid are estimated based on the historical usage experience.
b.	Provision for handset subsidy
The Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on installment basis [refer to Note 2.(d)]. Such provision was recorded as accrued expenses and details of change in the provision for handset subsidies for the six months ended June 30, 2008 are as follows (In millions of Korean won):

	June 30, 2008

Beginning balance	~~W~~	—
Increase (Provision)		86,532
Decrease (subsidy payment)		(9,643)

Ending balance	~~W~~	76,889

23.	DERIVATIVE INSTRUMENTS
a.	Currency swap contract to which the cash flow hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of June 30, 2008, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~12,233 million (net of tax effect totaling ~~W~~5,368 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~31,516 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of June 30, 2008, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~2,141 million (net of tax effect totaling ~~W~~218 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling ~~W~~9,540 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of June 30, 2008, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~5,895 million (net of tax effect totaling ~~W~~183 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~18,817 million) was accounted for as accumulated other comprehensive income.
b.	Interest rate swap contract to which the cash flow hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million borrowed on June 29, 2006. As of June 30, 2008, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~2,250 million (net of tax effect totaling ~~W~~854 million) was accounted for as accumulated other comprehensive income.
c.	Currency swap contract to which the fair value hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Hana Bank and other eight banks to hedge the foreign currency risk of U.S. dollar denominated equity securities of China Unicom. In connection with unsettled foreign currency swap contract to which the fair value hedge accounting is applied, loss on valuation of currency swap of ~~W~~155,704 million for the six months ended June 30, 2008 was charged to current operations.
d.	Currency swap contract to which the hedge accounting is not applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of ~~W~~11,244 million and loss on valuation of currency swap of ~~W~~840 million for the six months ended June 30, 2008 and 2007 were charged to current operations.

In addition, the Company has entered into fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and two other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007. In connection with unsettled foreign currency swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of ~~W~~51,851 million for the six months ended June 30, 2008 was charged to current operations.

As of June 30, 2008, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments as of June 30, 2008 are as follows (In thousands of U.S. dollars, H.K. dollars, Japanese yen and millions of Korean won):

					Fair value
					Designated		Designated
				Duration	as cash		as fair		Not
Type	Hedged item	Amount		of contract	flow hedge		value hedge		designated		Total

Non-current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2017	~~W~~	—	~~W~~	—	~~W~~	59,168	~~W~~	59,168
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		24,895		—		—		24,895
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct. 10, 2006 ~ Oct. 10, 2013		7,181		—		—		7,181
Floating-to-fixed Interest rate swap	Long-term floating rate discounted bill	~~W~~	200,000	Jun. 29, 2006 ~ Jun. 29, 2010		3,104		—		—		3,104

Total assets					~~W~~	35,180	~~W~~	—	~~W~~	59,168	~~W~~	94,348

Current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated China Unicom Equity Securities	HK$	10,940,900	Sep. 11, 2007 ~ Sep. 16, 2008	~~W~~	—	~~W~~	168,350	~~W~~	—	~~W~~	168,350
Fix-to-fixed cross currency swap	U.S. dollar denominated convertible bond	US$	100,000	May 27, 2004 ~ May 27, 2009		—		—		11,882		11,882

Non-current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	300,000	Mar. 23, 2004 ~ Apr. 1, 2011		49,117		—		—		49,117

Total liabilities					~~W~~	49,117	~~W~~	168,350	~~W~~	11,882	~~W~~	229,349

24.	COMMITMENTS
On June 27, 2008, the Company entered into an agreement to acquire equity interest of Virgin Mobile USA in exchange for the equity interest in Helio LLC held by SKT USA Holdings Inc., a wholly owned subsidiary of the Company. In accordance with the agreement, SKT USA Holdings Inc. will invest US$25 million to acquire 2,941,176 shares of convertible preferred stock of Virgin Mobile USA. As a result, the Company will have 17% of equity interest in Virgin Mobile USA.

There is a possibility that the above agreement will not be executed if the agreement is not approved by the American authorities concerned or the preceding conditions of contract are not fulfilled.

25.	STATEMENTS OF CASH FLOWS
The statements of cash flows are prepared using the indirect method.
During the six months ended June 30, 2007, there are no significant non-cash transactions. Significant non-cash transactions for the six months ended June 30, 2008 are as follows (In millions of Korean won):

Transfer from convertible bonds to current portion of long-term debt	~~W~~272,763

26.	SUBSEQUENT EVENTS
a.	Interim dividend

On July 18, 2008, the board of directors of the Company resolved to pay interim cash dividends of ~~W~~1,000 per share totaling ~~W~~72,793 million. The ex-dividend date was June 30, 2008 and the interim dividends are expected to be paid within twenty days after the date of the board of directors’ resolution.

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Senior Vice President
Date: September 18, 2008